Form 10-K, Exhibit 13
period 1994-06-30
NATIONAL CONVENIENCE STORES INC /DE/
filed 1994-09-28
CIK 314662

                                                                     EXHIBIT 13


National Convenience Stores Incorporated and Subsidiaries

SELECTED FINANCIAL DATA
(amounts in thousands, except per share data, store data and ratios)

                                                     Reorganized Company                       Predecessor Company
                                                 --------------------------- | ----------------------------------------------------
                                                                 Period from |
                                                                  Inception  |   Eight
                                                                  (March 1,  |   Months
                                                   YEAR ENDED      1993) to  |   Ended                Year Ended June 30,
                                                     JUNE 30,      June 30,  | February 28,   -------------------------------------
                                                      1994          1993     |    1993          1992         1991        1990
                                                 --------------------------- |-----------------------------------------------------
                                                                             |
Operations (1) (2):                                                          |
 Sales ........................................  $   880,524   $   297,985   | $   580,867   $   958,519   $ 1,073,958  $ 1,062,183
 Earnings (loss) before extraordinary                                        |
  gain (3) (4) (6) ............................        6,835         4,389   |       6,796      (185,438)      (10,465)      (1,624)
 Net earnings (loss)(5) (7) ...................        6,835         4,389   |      68,289      (185,438)      (10,465)       4,963
                                                                             |
Common Stock Per Share Data (8):                                             |
 Earnings before extraordinary gain ...........        $1.07         $0.68   |           *             *             *            *
 Net earnings .................................         1.07          0.68   |           *             *             *            *
 Cash dividends ...............................         --            --     |           *             *             *            *
                                                                             |
Balance Sheet Data (2):                                                      |
 Total assets .................................  $   299,522   $   298,428   |           *   $   268,501   $   364,329  $   398,844
 Current assets ...............................       90,992        90,511   |           *        84,879        85,640       88,629
 Current liabilities ..........................       81,714        78,768   |           *        61,825        86,186       87,192
 Capitalization:                                                             |
  Long-term debt ..............................      106,976       131,559   |           *          --         191,633      204,916
  Liabilities subject to compromise ...........         --            --     |           *       301,241          --           --
  Stockholders' equity (deficit) ..............       74,748        67,262   |           *      (115,925)       70,098       81,918
  Debt to equity ratio ........................         1.43          1.96   |           *             *          2.73         2.50
                                                                             |
For The Period(1) (2)                                                        |
Store Data:                                                                  |
 Average sales per store ......................  $ 1,230,000   $   414,000   | $   792,000   $ 1,052,000   $ 1,016,000  $   958,000
 Average gross profit per store ...............      310,000       105,000   |     207,000       253,000       253,000      264,000
 EBITDA per store (9) .........................       49,187        21,886   |      45,798        10,101        19,190       42,626
 Stores open at beginning of period ...........          719           721   |         778           988         1,090        1,142
 Stores added .................................           88          --     |        --               2             1            4
 Stores closed or sold ........................          (98)           (2)  |         (57)         (212)         (103)         (56)
                                                 --------------------------- | ----------------------------------------------------
 Stores open at end of period .................          709           719   |         721           778           988        1,090
 Stores selling gasoline at end of period .....          638           622   |         624           653           809          881

*   not meaningful or applicable.

(1) As a result of emerging from Chapter 11 bankruptcy reorganization and adopting fresh-start reporting, the selected financial data for the reorganized company is not prepared on a comparable basis to the information presented for the predecessor company (see Note 9 of the Notes to Consolidated Financial Statements).

(2) The selected financial data reflects various acquisitions and divestitures of convenience stores and related assets (see Note 2 of the Notes to Consolidated Financial Statements).

(3) The 1994 results include a $3.0 million ($1.8 million, or $0.28 per share, on an after-tax basis) gain on sale of assets recorded in conjunction with the April 1994 Circle K transaction (see Note 2 of the Notes to Consolidated Financial Statements). Additionally, the 1994 results include $2.0 million ($1.2 million, or $0.19 per share, on an after-tax basis) in consulting fees and other expenses related to the program to enhance and redefine the Company's focus on customer service and effectiveness through the installation of integrated state-of-the-art sales and inventory management systems.

(4) The period ending February 28, 1993 results include a $6.6 million special charge related to an increase in environmental remediation reserves and a credit of $0.4 million for Fresh-Start Adjustments recorded upon the Company's emergence from Chapter 11 bankruptcy reorganization in March 1993, which incorporate the effects of the adoption by the Company of Statement of Financial Accounting Standards No. 109 (see Notes 5, 9 and 10 of the Notes to Consolidated Financial Statements).

(5) The $61.5 million Extraordinary Gain in fiscal 1993 recorded by the predecessor company is a result of the forgiveness of debt upon the emergence from Chapter 11 bankrupty reoganization (see Note 9 of the Notes to Consolidated Financial Statements).


(6) The 1992 results include $168.1 million of Restructuring and Other Special Charges (see Note 10 of the Notes to Consolidated Financial Statements).

(7) The extraordinary gain in fiscal 1990 is a result of the predecessor company's preferred stock-for-debt exchange offer that was consummated in March 1990.

(8) Represents per share data of the reorganized company since March 1, 1993. Earnings per share and common stock dividends for the predecessor company are not presented because they are not meaningful as a result of the confirmation of the Plan of Reorganization (see Note 9 of the Notes to Consolidated Financial Statements).

(9) Earnings before interest, income taxes, depreciation, amortization, reorganization items and non-recurring items ("EBITDA"). EBITDA is presented here to provide additional information about the Company's ability to meet its future debt service, capital expenditure and working capital requirements and should not be construed as a substitute for earnings from operations or a better indicator of liquidity than cash flow from operating activities.

National Convenience Stores Incorporated and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

        Fresh-Start Reporting - The Company emerged from Chapter 11 bankruptcy reorganization in March 1993 as a result of the confirmation of the Company's Revised Fourth Amended and Restated Joint Plan of Reorganization (the "Plan of Reorganization"). Reference is made to Note 9 of the Notes to Consolidated Financial Statements for a complete description of the terms of the Plan of Reorganization. In connection with the confirmation of the Plan of Reorganization, effective March 1, 1993, the Company adopted "fresh-start reporting" in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code". Accordingly, since March 1, 1993, the Company's financial statements have been prepared as if it is a new reporting entity.

        As a result of adopting fresh-start reporting, the financial information for the fiscal year ended June 30, 1994 and the four months ended June 30, 1993 is not prepared on a comparable basis to the information for the eight months ended February 28, 1993 or the fiscal year ended June 30, 1992. However, except as described below, the Company believes that the impact of the fresh-start reporting adjustments, while material, is identifiable, and that combining the four months ended June 30, 1993 with the eight months ended February 28, 1993 provides a useful basis for comparison to the current period, as well as fiscal 1992. Therefore, the following discussion assumes the periods in fiscal 1993 are combined.

        Summary of Results of Operations - The Company reported net earnings
(loss) of $6.8 million, or $1.07 per share, $72.7 million and $(185.4) million for the fiscal years 1994, 1993 and 1992, respectively.

        The fiscal 1994 net earnings include, (i) a $3.0 million ($1.8 million, or $0.28 per share, on an after-tax basis) gain on sale of assets recorded in conjunction with the April 1994 Circle K transaction and (ii) $2.0 million ($1.2 million, or $0.19 per share, on an after-tax basis) in consulting fees and other expenses related to the program to enhance and redefine the Company's focus on customer service and effectiveness through the installation of integrated state-of-the-art sales and inventory management systems. The fiscal 1993 net earnings include a $61.5 million extraordinary gain related to the forgiveness of debt and a $6.6 million special charge for additional environmental remediation costs (see Notes 9 and 10 of the Notes to Consolidated Financial Statements). The fiscal 1992 net loss included a $168.1 million charge for Restructuring and Other Special Charges (see Note 10 of the Notes to Consolidated Financial Statements).

        The following table sets forth the percentage of certain items in the Consolidated Statements of Operations to sales for the years ended June 30, 1994, 1993 and 1992:

                                                                                  Percentage of Sales
                                                                          ------------------------------------
                                                                                  Year Ended June 30,
                                                                          ------------------------------------
                                                                          1994           1993*           1992
                                                                          ------------------------------------
Sales ..............................................................      100.0%          100.0%         100.0%
Cost of sales ......................................................       74.8            74.2           76.0
                                                                          ------------------------------------
Gross profit .......................................................       25.2            25.8           24.0
Operating expenses .................................................       19.3            18.5           21.4
General and administrative expenses ................................        3.8             3.6            4.0
Interest expense ...................................................        1.2              .5            1.2
Interest income ....................................................        (.1)            --             --
Gain on sale of assets .............................................        (.3)            --             --
Restructuring and other special charges ............................        --               .7           17.5
                                                                          ------------------------------------
Earnings (loss) before reorganization expenses, fresh-start
     adjustments, income taxes and extraordinary gain ..............        1.3             2.5          (20.1)

Reorganization expenses, net .......................................        --               .9             .3
                                                                          ------------------------------------
Earnings (loss) before fresh-start adjustments, income taxes and
     extraordinary gain ............................................        1.3             1.6          (20.4)

Fresh-start adjustments ............................................        --              --             --
                                                                          ------------------------------------
Earnings (loss) before income taxes and extraordinary gain .........        1.3             1.6          (20.4)

Income tax expense (benefit) .......................................         .5              .3           (1.1)
                                                                          ------------------------------------
Earnings (loss) before extraordinary gain ..........................         .8             1.3          (19.3)

Extraordinary gain .................................................        --              7.0            --
                                                                          ------------------------------------
Net earnings (loss) ................................................         .8%            8.3%         (19.3)%
                                                                          ====================================

* Reflects the combining of the four months ended June 30, 1993 (reorganized company) and the eight months ended February 28, 1993 (predecessor company).

        The following discussion should be read in conjunction with Selected Financial Data and the Company's Consolidated Financial Statements appearing elsewhere in this Annual Report.

        Sales and Gross Profits -- In fiscal years 1994, 1993 and 1992 the Company's merchandise sales accounted for 58%, 58% and 60%, respectively, of the Company's total sales. Additionally, gasoline sales accounted for 42%, 42% and 40%, respectively, of the Company's total sales. Merchandise gross profits accounted for 79%, 80% and 82%, respectively, and gasoline gross profits accounted for 21%, 20% and 18%, respectively, of the Company's total gross profits. The following table sets forth selected information regarding the results of the Company's operations during fiscal years 1994, 1993 and 1992:

                                                   Year      Four Months   |   Eight Months        Year Ended June 30,
                                                  Ended         Ended      |      Ended            -------------------
                                                 June 30,      June 30,    |   February 28,     (Combined)
                                                   1994          1993      |      1993             1993             1992
                                                ---------------------------|---------------------------------------------
                                                                           |
Merchandise sales (millions) ...............    $  512.1         $172.8    |     $333.6         $  506.4         $  570.4
Merchandise gross profit margin ............        34.2%          35.4%   |       35.8%            35.7%            33.1%
Merchandise gross profit (millions) ........    $  175.1         $ 61.2    |     $119.4         $  180.6         $  189.0
                                                                           |
Gasoline sales (millions) ..................    $  368.4         $125.2    |     $247.3         $  372.5         $  388.1
Gasoline gross profit margin ...............        12.6%          11.3%   |       13.1%            12.5%            10.6%
Gasoline gross profit (millions) ...........    $   46.6         $ 14.1    |     $ 32.4         $   46.5         $   41.2
                                                                           |
Total sales (millions) .....................    $  880.5         $298.0    |     $580.9         $  878.9         $  958.5
Average gross profit margin ................        25.2%          25.3%   |       26.1%            25.8%            24.0%
Total gross profit (millions) ..............    $  221.7         $ 75.3    |     $151.8         $  227.1         $  230.2
                                                                           |
Average number of stores ...................         716            720    |        734              729              911
                                                                           |
Average sales per store (thousands):                                       |
 Merchandise ...............................    $  715.2         $240.0    |     $454.5         $  694.6         $  626.1
 Gasoline ..................................       514.5          173.9    |      336.9            511.0            426.0
                                                ---------------------------|---------------------------------------------
     Total .................................    $1,229.7         $413.9    |     $791.4         $1,205.6         $1,052.1
                                                ===========================|=============================================
Gasoline gallons sold (millions) ...........       372.4          119.4    |      231.8            351.2            367.9
                                                                           |
Average gasoline gallons sold per average                                  |
  gas store (thousands) ....................       597.8          192.8    |      369.1            561.9            491.2


Merchandise sales increased $5.7 million, or 1%, in fiscal 1994, as compared with fiscal 1993. On a same-store basis, merchandise sales increased 3% in fiscal 1994 as compared with the prior year, primarily due to increased Texas Lottery commission revenues and money order sales, as well as the positive impact on sales of value pricing promotions on such items as fountain drinks, select premium beers and refrigerated juices.

        Merchandise gross profits decreased $5.5 million, or 3%, in fiscal 1994 as compared with fiscal 1993 while gross profit margins decreased 1.5 percentage points. The decrease in gross profits and gross profit margins is primarily due to the effects of certain value pricing promotions coupled with a $2.7 million reduction, in fiscal 1994, in supplier discounts and rebates. These decreases were partially offset by $3.1 million and $1.0 million increases in Texas Lottery commission revenues and money order sales, respectively, combined with the increased gross profits and gross profit margins of cigarettes in fiscal 1994 as compared to fiscal 1993.

        Merchandise sales decreased $64.0 million, or 11%, in fiscal 1993, as compared with fiscal 1992, primarily due to a 20% decline in the average number of operating stores caused by the completion of the strategic review of store operations. On a same-store basis, merchandise sales increased 5% in fiscal 1993 as compared with fiscal 1992, primarily due to the introduction of the Company's private label of cigarettes, modifications of the Company's value pricing strategy on cigarettes and Texas Lottery commission revenues. In addition, the fiscal 1992 merchandise sales were negatively impacted by inventory stockouts the Company experienced during the first thirty days after its Chapter 11 filing.

        Merchandise gross profits decreased $8.4 million, or 4%, in fiscal 1993 as compared to fiscal 1992. Decreased sales from the closing of unprofitable stores contributed $22.8 million to the decline in gross profits, but was partially offset by higher merchandise margins which contributed $14.4 million. Merchandise gross profit margins increased 2.6 percentage points from 33.1% in fiscal 1992 to 35.7% in fiscal 1993. The increase in the gross profit margins was primarily attributable to the fiscal 1992 profit margins being negatively affected by a significant reduction in vendor rebates due to the Chapter 11 filing. Further contributing to the improvement in the gross profit margins were increased Texas Lottery commis-sion revenues of $5.5 million for fiscal 1993, as compared to fiscal 1992, and the aforementioned modifications of the Company's value pricing strategy on cigarettes.

        Gasoline sales decreased $4.1 million, or 1%, in fiscal 1994 as compared with the prior year period primarily due to a 7% decrease in the average retail selling price of gasoline during fiscal year 1994. This decrease was offset by a 6% increase in gasoline sales volumes. Volumes on a same-store sales basis increased 9% from the same period last year as a result of the continued emphasis and strategy to grow gasoline volume sales.

        Gasoline gross profits of $46.6 million were consistent with the prior year level of $46.5 million. Gasoline gross profit margins decreased to 12.5 cents per gallon for fiscal 1994 from 13.2 cents per gallon in fiscal 1993. The Company attributes the decrease primarily to the California market realizing lower margins in the current fiscal year as a result of the prior year's temporary cost advantage derived from the state's implementation of regulations increasing the oxygen content of gasoline, combined with the competitive pressures in the Texas markets in the current year. This decrease in margins was partially offset by lower gasoline costs favorably affecting gasoline margins in the first five months of fiscal 1994.

        Gasoline sales decreased $15.6 million, or 4%, for fiscal 1993 as compared with the same period in fiscal 1992 due primarily to a 5% decrease in gasoline sales volumes, partially offset by a 1% increase in the average retail selling price of gasoline. The gasoline sales volumes decrease resulted primarily from the reduction in the average number of stores in operation. Volumes on a same-store sales basis increased 5% from the same period in fiscal 1992 as a result of the Company's adoption of a volume growth strategy in March 1992. Also contributing to the same-store gasoline sales volumes increase were the negative effects the inventory stockouts had on fiscal 1992 sales volumes as a result of the Chapter 11 filing.

        Higher gasoline gross profit margins contributed $7.2 million to the $5.3 million increase in gasoline gross profits for fiscal 1993 as compared to fiscal 1992, and were offset by a $1.9 million decrease from gasoline sales. The improvement in gasoline gross profit margins was caused by several sudden declines in the cost of gasoline in the wholesale market that were not fully matched at the retail pricing level. Gasoline gross profit margins on a volume basis averaged 13.2 cents per gallon for fiscal 1993 (the highest annual average in the Company's history) as compared with 11.2 cents per gallon for fiscal 1992.

        An analysis of merchandise sales, gasoline sales and gasoline sales volumes follows (amounts in millions):

                                            YEAR         Four Months  |  Eight Months       Year Ended June 30,
                                           ENDED           Ended      |     Ended        ------------------------
                                          JUNE 30,        June 30,    |   February 28,   (Combined)
                                            1994            1993      |      1993           1993             1992
                                          ----------------------------|------------------------------------------
                                                                      |
Merchandise Sales:                                                    |
     Same-stores (a) ...............      $447.7          $149.5      |    $286.5          $436.0          $416.5
     New stores (b) ................        10.8             0.3      |       0.5             0.8             0.2
     Stores closed or sold (b) .....        53.6            23.0      |      46.6            69.6           153.7
                                          ----------------------------|------------------------------------------
                                          $512.1          $172.8      |    $333.6          $506.4          $570.4
                                          ============================|==========================================
                                                                      |
Gasoline Sales:                                                       |
     Same-stores (a) ...............      $307.4          $102.7      |    $198.3          $301.0          $287.6
     New stores (b) ................         9.5             0.3      |       0.5             0.8             0.2
     Stores closed or sold (b) .....        51.5            22.2      |      48.5            70.7           100.3
                                          ----------------------------|------------------------------------------
                                          $368.4          $125.2      |    $247.3          $372.5          $388.1
                                          ============================|==========================================
                                                                      |
Gasoline Gallons:                                                     |
     Same-stores (a) ...............       309.8            97.7      |     185.6           283.3           269.2
     New stores (b) ................         9.3             0.3      |       0.5             0.8             0.2
     Stores closed or sold (b) .....        53.3            21.4      |      45.7            67.1            98.5
                                          ----------------------------|------------------------------------------
                                           372.4           119.4      |     231.8           351.2           367.9
                                          ============================|==========================================

(a) Represents the 622 stores (554 stores selling gasoline) which opened prior to July 1, 1991, and continued to operate through June 30, 1994.

(b) Includes the 88 stores acquired (New stores) and the 80 stores divested (Stores closed or sold) in the April 29, 1994 transaction with The Circle K Corporation (see Note 2 of the Notes to Consolidated Financial Statements).

        Operating Expenses - Operating expenses increased $7.4 million, or 5%, in fiscal 1994, as compared to fiscal 1993, primarily due to an increase in repairs and maintenance, insurance, labor and utilities expenses. Repairs and maintenance increased $2.7 million primarily due to the resumption of normal repairs and maintenance activities which in certain cases included repairs for projects determined to be non-critical and therefore, postponed while the Company was in Chapter 11 reorganization. Insurance expense increased $2.1 million as a result of changes in the terms and provisions of existing insurance policies. Labor costs increased $1.6 million due to a more tenured work force and additional staffing at the store level. Utilities increased $1.0 million primarily due to rate increases for electricity, garbage and telephone services in the Company's key Texas market areas. These increases were partially offset by lower than anticipated property tax rates. Operating expenses as a percentage of total sales increased to 19.3% for the fiscal year ended June 30, 1994 from 18.5% for the same period of fiscal 1993 for the above-mentioned reasons. To improve customer service, the Company added 600 full-time employees during the first quarter of fiscal 1995, thereby increasing total employees to approximately 5,300. Accordingly, the Company anticipates an increase in labor costs by $1.0 million to $1.2 million for the quarter ending September 30, 1994.

        Operating expenses decreased $43.0 million, or 21%, in fiscal 1993, as compared to fiscal 1992, primarily due to a decrease in labor, rent and other store operating costs attributable to the completion of the store closure and lease rejection programs that began in December 1991 with the Chapter 11 filing. Rent expense was also reduced in fiscal 1993 due to the partial implementation of lower renegotiated store and equipment rents. In addition, insurance expense decreased in fiscal year 1993 as a result of the decreased store base and the full implementation of the Company's private job related injuries program in Texas in lieu of the state managed workers' compensation program. Depreciation expense also decreased due to the reduced store base and the write-down of certain assets in December 1991. Further contributing to the decline in operating expenses were certain cost cutting measures implemented by the Company during the fourth quarter of fiscal 1992 with respect to the reorganization of the Company's Corporate Kitchen operations, which included the elimination of the truck distribution fleet and the closing of distribution centers located in Dallas and San Antonio, Texas. Operating expenses as a percentage of total sales decreased from 21.4% for the fiscal year ended June 30, 1992 to 18.5% for the same period of fiscal 1993 for the above-mentioned reasons.

        General and Administrative Expenses - General and Administrative expenses for the year ended June 30, 1994 increased $2.4 million, or 8%, from the comparable period in fiscal 1993. This increase is primarily due to (i) the reinstatement of employee benefits effective July 1, 1993, (ii) consulting fees and other expenses of $2.0 million, incurred in the current year period, associated with the program to enhance and redefine the Company's focus on customer service and employee effectiveness and (iii) increased amortization expenses. These increases were partially offset by a reduction of $2.3 million in certain reorganization liabilities. The Company expects to incur approximately $1.9 million of consulting expenses in the first six months of fiscal 1995 associated with the aforementioned program to enhance and redefine the Company's focus.

        General and administrative expenses for the year ended June 30, 1993 decreased $6.4 million, or 17%, from the comparable period in fiscal 1992, primarily due to a decrease in administrative labor expense attributable to field management and corporate staff reductions and the Company's suspension of stock allocations to employees in its Employee Stock Ownership Plan (the "ESOP") effective with the Chapter 11 filing. In addition, rent expense decreased in fiscal 1993 as the Company negotiated a new lease agreement on its corporate office building on terms substantially more favorable to the Company.

        Restructuring and Other Special Charges - As further discussed in Note 10 of the Notes to Consolidated Financial Statements, the Company recorded $168.1 million of Restructuring and Other Special Charges at December 31, 1991, related to store closings, other assets affected by the Chapter 11 filing, insurance and environmental matters. An additional $6.6 million special charge was recorded in February 1993 related to an increase in environmental remediation liabilities.

        Interest Expense - Interest expense increased $5.8 million in fiscal 1994 as compared to the same period of the prior year, primarily due to the resumption of interest accruals and payments on all indebtedness upon emergence from Chapter 11 bankruptcy reorganization. Prior to March 9, 1993 (the "Effective Date"), the Company recorded interest expense only for those pre-petition debt instruments which were fully secured, and for all debtor-in-possession financing.

        Interest expense decreased $6.7 million in fiscal 1993, as compared to fiscal 1992, primarily due to the suspension of interest accruals on unsecured and undersecured pre-petition indebtedness concurrent with the December 9, 1991 Chapter 11 filing (the "Petition Date"). Subsequent to December 9, 1991, the Company recorded interest expense only for those pre-petition debt instruments which were fully secured, and for all debtor-in-possession financing. As of the Effective Date the Company resumed recording interest expense as incurred. Such interest expense was less than that recorded prior to the Chapter 11 filing due to lower outstanding debt balances and lower interest rates resulting from the adoption of the Plan of Reorganization.

        Interest Income - Interest income for the year ended June 30, 1994 increased $0.8 million from the prior year period. This increase was primarily due to the increase in cash available for investment purposes in fiscal 1994 as compared to 1993. In addition, the Company's short-term investments yielded a higher rate of return in fiscal 1994.

        Gain on Sale of Assets - During 1994, the Company completed a transaction whereby the Company, (i) exchanged its 53 operating convenience stores in Southern California, together with related inventories and equipment, for 88 operating convenience stores of The Circle K Corporation in the Dallas/Fort Worth and Houston, Texas areas, together with related inventories and equipment and, (ii) sold its 27 operating convenience stores in Atlanta, Georgia, together with related inventories and equipment, for cash consideration of $9,150,000. The Company recorded a pretax gain of $3.0 million in conjunction with this transaction.

        Reorganization Expenses, net - Reorganization expenses include those costs and income items which were incurred by the Company solely as a result of operating under Chapter 11 of the Bankruptcy Code. During the years ended June 30, 1993 and 1992, the Company incurred $8.1 million and $3.4 million, respectively, of such costs which were primarily for professional fees the Company was required to pay to attorneys, accountants and investment bankers involved in the Chapter 11 proceeding.

     Fresh-Start Adjustments - As a result of adopting fresh-start reporting, the Company made adjustments to record assets and liabilities at their fair market values as of March 1, 1993 and to record the adoption of Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" ("SFAS 109"). The adjustments to record assets and liabilities at their fair market values primarily include an increase in the reserve for litigation costs in connection with the conclusion of the Chapter 11 reorganization offset by the elimination of a reserve as a result of the proposed termination of the Company's Employee Stock Ownership Plan (see Note 10 of the Notes to Consolidated Financial Statements).

        Income Taxes - The effective income tax rate of the reorganized company for the fiscal year ended June 30, 1994 and the period from Inception (March 1, 1993) to June 30, 1993 differs from the federal statutory rate primarily because of state income taxes and the inability to deduct for tax purposes the amortization of Reorganization Value in Excess of Amounts Allocable to Identifiable Assets, offset in fiscal 1994 by targeted jobs tax credits and the cumulative increase in the net deferred tax asset resulting from an increase in the statutory federal tax rate. The effective income tax rate of the predecessor company for the eight months ended February 28, 1993 differs from the federal statutory rate primarily because the previous method of accounting required the use of prior year loss carryforwards to reduce the effective federal income tax rate for financial reporting purposes. The effective income tax rate of the predecessor company for fiscal 1992 differs from the federal statutory rate primarily because the federal income tax benefit was recorded only to the extent such benefit could be offset against deferred income taxes payable.

        Extraordinary Gain - On the Effective Date or thereafter as provided in the Plan of Reorganization, the Company distributed cash, debt instruments, Common Stock and warrants to purchase Common Stock in settlement of its liabilities subject to compromise. The fair market value of the cash and securities that were distributed was approximately $61.5 million less than the pre-petition liabilities and was recorded as an extraordinary gain on the forgiveness of debt (see Note 9 of the Notes to Consolidated Financial Statements).

        Inflation - The Company believes inflation has not had a material effect on its results of operations in recent years. However, the Company has experienced short-term fluctuations in its gasoline gross profit margins, both positive and negative, as a result of changing market conditions for the supply and demand of gasoline.

        Pro Forma Results of Operations for Fiscal 1993 - Management of the Company has made pro forma calculations of year-to-date operating results based on the assumption that the Plan of Reorganization had become effective on July 1, 1992. Such calculations resulted in pro forma unaudited net earnings of $8.8 million, or $1.35 per share, for the twelve months ended June 30, 1993 (see Note 9 of the Notes to Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

        Key balance sheet figures and ratios are presented in the table below (all amounts, excluding ratios are in millions):

                                                                June 30,
                                                          ---------------------
                                                           1994          1993
                                                          ---------------------
Cash (a) .........................................        $ 41.1         $ 46.0
Current assets ...................................        $ 91.0         $ 90.5
Current liabilities ..............................        $ 81.7         $ 78.8
Current ratio ....................................          1.11           1.15
Inventory turn ratios (annualized):
  Merchandise ....................................          10.8           11.7
  Gasoline .......................................          54.0           50.3
Long-term debt ...................................        $107.0         $131.6
Stockholders' equity .............................        $ 74.7         $ 67.3
Debt to equity ratio .............................          1.43           1.96
Common shares outstanding ........................           6.1            6.0

(a) Includes $7.4 million and $6.3 million that has been reserved at the Company's option related to the remittance of tax and lottery collections at June 30, 1994 and 1993, respectively. June 30, 1994 also includes $6.2 million which is currently held in escrow pending the resolution of mortgage related matters associated with the Circle K transaction completed April
    29, 1994.

        Liquidity - Working capital totalled $9.3 million at June 30, 1994 and $11.7 million at June 30, 1993. Cash and equivalents were $41.1 million and $46.0 million at June 30, 1994 and 1993, respectively.

        Cash from operating activities totalled $25.3 million, $56.1 million and $28.5 million for the years ended June 30, 1994, 1993 and 1992, respectively. The decrease in fiscal year 1994 cash from operating activities versus fiscal year 1993 is due primarily to the effect on cash flow from operating activities of the Company being in reorganization prior to March 1, 1993, along with the resumption of credit terms with the Company's trade vendors during fiscal year 1993. Operating earnings before interest, income taxes, depreciation, amortization, reorganization items and other non-recurring items ("EBITDA") amounted to $35,218,000, $49,374,000 and $9,202,000 during the fiscal years ended June 30, 1994, 1993 and 1992, respectively. EBITDA is presented to provide additional information about the Company's ability to meet its future debt service, capital expenditures and working capital requirements and should not be construed as a substitute for earnings from operations or a better indicator of liquidity than cash flow from operating activities.

        During the fourth quarter of fiscal 1994 the Company began the implementation of a program to enhance and redefine the Company's focus on customer service and employee effectiveness. This program is the result of an extensive review by management and outside consultants. An integral component of the program involves the upgrading of equipment and technology through the installation of integrated state-of-the-art sales and inventory management systems. These systems will significantly automate store operations by capturing data on point-of-sale and scanning equipment. The Company will initiate the program in its Dallas/Fort Worth stores and estimates that it will incur capital expenditures of approximately $10.0 million in such market by mid fiscal 1995. Additionally, the Company estimates that it will incur approximately $3.2 million in consulting expenses in conjunction with the program, $1.3 million of which were incurred in fiscal 1994. These costs will be funded by cash generated from operations, as well as cash on hand. As noted below, the Company's long-term bank credit agreements were amended to allow an increase in the fiscal year 1994 capital expenditures budget from $17.3 million to $25.0 million.

        On April 29, 1994, the Company completed the transaction whereby the Company, (i) exchanged its 53 operating convenience stores in Southern California, together with related inventories and equipment, for 88 operating convenience stores of The Circle K Corporation in the Dallas/Fort Worth and Houston, Texas areas, together with related inventories and equipment and, (ii) sold its 27 operating convenience stores in Atlanta, Georgia, together with related inventories and equipment, for cash consideration of $9,150,000. The cash proceeds were used to fund transaction costs, capital expenditures and to reduce long-term bank debt.

        As discussed in Note 10 of the Notes to Consolidated Financial Statements, the Company established, in December 1991, restructuring liabilities of $19.2 million for anticipated market divestitures and lease settlement claims. The restructuring liabilities totalled $7.1 million at June 30, 1993. The $12.1 million reduction in the restructuring liabilities was due to, (i) the reclassification to Liabilities Subject to Compromise of the $10.2 million liability for lease settlement claims and (ii) the effects of the sale of the Company's stores in the San Francisco Bay area. Liabilities Subject to Compromise were satisfied with cash and/or company stock in conjunction with the Chapter 11 reorganization. In conjunction with the April 1994 Circle K transaction involving the Georgia and remaining California operations, such remaining liability balance was reduced to zero.

        In December 1991, the Company also recorded a special charge of $46.6 million related to an increase in insurance liabilities. The insurance liabilities at June 30, 1992, 1993 and 1994 totalled $3.9 million, $9.8 million and $17.5 million, respectively. During fiscal year 1993 the insurance liability was increased for accruals of $14.4 million and decreased for cash payments of $8.5 million. During fiscal 1994 the insurance liability was increased for accruals of $17.1 million and decreased for cash payments of $9.4 million.

        See "Capital Resources" section below, as well as Notes 10 and 11 of the Notes to Consolidated Financial Statements for additional information regarding the environmental liabilities.

        The Company has historically maintained a portfolio of surplus and excess real estate properties in anticipation of expansion. During the period of Chapter 11 bankruptcy reorganization, the Company eliminated its new store development program and sold 9 parcels of surplus real estate for $1.5 million, net of closing costs, and sold surplus store equipment for an additional $4.7 million. In addition, in July 1992 the Company sold its 21 operating convenience stores, together with related inventories and equipment, located in and around the San Francisco Bay area for $3.1 million. Net proceeds from these sales were used to partially fund the Company's cash requirements upon emerging from Chapter 11 bankruptcy reorganization. Since emerging from Chapter 11 bankruptcy reorganization, the Company has sold 27 additional parcels of surplus real estate for $3.7 million, net of closing costs. Net proceeds from such sales, and any sales in the future, are generally required to be applied against mortgage or bank long-term debt. As of June 30, 1994, 47 parcels of surplus real estate were held by the Company.

        Because substantially all of the Company's sales are for cash and total inventories are converted to cash approximately once a month, the Company considers its cash flows adequate to satisfy its daily working capital requirements. However, in order to further enhance its liquidity, the Company has a Revolving Credit Agreement which provides for the borrowing and/or issuance of letters of credit in the aggregate of up to $8.0 million, increasing to $11.0 million during the period from November 1 through May 1 of each year. The Revolving Credit Agreement requires that, during each fiscal year, the Company pay off all outstanding cash borrowings thereunder for a period of 30 consecutive days. The Company had no borrowings under this facility during fiscal 1994. Letter of credit issuances cannot exceed $8.0 million and cash borrowings are limited to the commitment limit less letters of credit outstanding. The facility terminates on September 30, 1995. At June 30, 1994, no letters of credit were outstanding under this facility.

        Capital Resources - The Company's debt instruments provide for repayment generally over a 7 to 10 year period, except for the aforementioned Revolving Credit Agreement which becomes due and payable September 30, 1995. Principal is required to be paid quarterly and bears interest at a fixed percentage ranging from 7.4% to 9.5%, a percentage above the prime rate of the lender or various margins above the United States Treasury Securities rate or Eurodollar rates. Management of the Company believes that a significant portion of the operating cash flow will be dedicated to these payments during the next nine years.

        The Company's long-term bank debt agreements contain limits on the amount of capital expenditures and environmental remediation expenses the Company can incur. During the third quarter of fiscal 1994, the Company's long-term bank debt agreements were amended to allow an increase in the fiscal year 1994 capital expenditure budget from $17.3 million to $25.0 million. The Company incurred capital expenditures of $21.9 million during fiscal 1994 compared to $11.7 million in fiscal 1993 and $3.6 million in fiscal 1992. During 1994, such expenditures were comprised primarily of $9.9 million of gasoline dispensing equipment and installation of underground piping required to comply with environmental laws (the "Stage II Vapor Recovery Equipment"). In addition, the Company incurred $3.9 million on store remodels and eateries, $3.1 million in store equipment replacement, $2.6 million upgrading security systems in the stores, and $2.4 million on miscellaneous projects. The Company's long-term bank debt agree-ment limits fiscal 1995 capital expenditures/remediation to excess cash flow, as defined, not to exceed $20.3 million. For fiscal 1995 the Company anticipates it will incur capital expenditures/remediation as required by environmental regulations, along with upgrading store security systems, installation of state-of-the-art sales and inventory management systems, store remodels, new store construction and equipment replacement which could total up to $30.0 million. The Company is currently in negotiations to amend the long-term bank debt agreements in order to facilitate such capital expenditures/remediation noted above. The outcome of such negotiations cannot be determined at this time. For fiscal 1996 the long-term bank debt agreements limit capital/environmental remediation expenditures to excess cash flow, as defined, not to exceed $24.0 million.

        Under the terms of certain of the Company's long-term bank debt agreements, the Company cannot pay cash dividends on its Common Stock or purchase any treasury stock.

        Below is a table illustrating primary financial ratios and coverage tests ("Covenants") as of June 30, 1994 associated with the Company's long-term bank debt instruments. (all amounts, excluding ratios are in thousands).

Covenant (as Defined)                                Required            Actual
- - --------------------------------------------------------------------------------
Current Ratio (minimum) ......................            90%             111%
Total Borrowed Funds to Consolidated
 Net Worth (maximum) .........................           418%             327%
Total Liabilities to Consolidated
 Net Worth (maximum) .........................           360%             301%
Consolidated Net Worth (minimum) .............       $61,400          $74,748
Interest Coverage Ratio (minimum) ............           230%             332%
Consolidated Fixed Charge
 Coverage Ratio (minimum) ....................           107%             129%
EBITDA (minimum) .............................       $27,300          $35,218
Capital expenditures (maximum) ...............       $25,000          $23,266

        Covenants noted above are computed as defined per the Company's long-term bank debt instrument agreements. At June 30, 1994, the Company was in compliance with such Covenants.

        The Company's environmental remediation exposure is related primarily to the clean up of contaminated soil caused by leaking underground gasoline storage tanks and underground piping systems. The Company spent $1.3 million in fiscal 1994 on environmental remediation activities, compared to $1.3 million in fiscal 1993 and $1.7 million in fiscal 1992. The Company estimates that it will spend $10.6 million on such expenditures through 1999. During the second quarter of fiscal year 1992 the Company completed a comprehensive plan covering its underground storage tanks in light of the expected funding shortfalls in the various state reimbursement programs. As a result, the Company recorded an increase to the environmental remediation liability of $16.8 million in the second quarter of fiscal year 1992. Not included in this liability is approximately $4.0 million of reimbursements from established state trust funds which the Company believes to be probable of recovery. In connection with an updated environmental remediation cost analysis, upon emerging from Chapter 11 bankruptcy reorganization the Company increased its liability for future environmental remediation and tank removal costs by an additional $6.6 million in February 1993. As of June 30, 1993, the remediation liability totalled $18.2 million, net of the aforementioned estimated $4.0 million of reimbursable costs. At June 30, 1994, the remediation liability totalled $21.8 million; however, this amount does not include the aforementioned estimated reimbursements. The actual cost of remediating contaminated sites and removing tanks may be substantially lower or higher than that reserved due to the difficulty in estimating such costs and due to potential changes in the status of regulation and state reimbursement programs. The Company does not believe that any such amount below or in excess of that accrued is reasonably estimable.

        On March 15, 1994, the Company filed its federal income tax return for the year ended June 30, 1993, which reflected net operating loss carryforwards of $55.8 million plus tax credits of $7.1 million. The net operating losses expire in varying amounts in fiscal years 2003 to 2007 and the tax credits expire in fiscal years 2000 to 2009. These figures reflect the adjustments required by Section 382 of the Internal Revenue Code after an ownership change in the Company's stock. Section 382 will also require the Company to reduce the tax basis of its assets by approximately $40.0 million. An ownership change is defined as occurring when, during any three year period, the Company's 5% shareholders (as defined in the Internal Revenue Code) increase their ownership in the Company's stock by more than 50 percentage points. The Plan of Reorganization resulted in an ownership change since substantially all of the new stock was issued to the creditors of the Company.

        As of June 30, 1994, the net operating loss carryforward is estimated to have been reduced to $29.5 million as a result of the application of the losses to reduce taxable income for fiscal 1994. The Company expects the remaining net operating losses, tax credits and other tax attributes to be available to offset future income taxes, subject to applicable limits. However, should a second ownership change occur within two years of the first ownership change, all the remaining pre-confirmation net operating losses, tax credits and other tax attributes would be eliminated. The Plan of Reorganization provided for the Company's Restated Certificate of Incorporation dated March 9, 1993 to contain restrictions through June 30, 1996 on the transfer of stock to the reorganized company's 5% stockholders (as defined in the Plan of Reorganization) or those that would become 5% stockholders as a result of the purported transfer.

        Risk and Uncertainties - During the year ended June 30, 1994, the sale of gasoline products, tobacco products and alcoholic beverages comprised 42%, 14% and 13%, respectively, of total Company sales. Under the Clinton Administration numerous proposals have recently been made that would result in increased excise taxes on alcoholic beverages and tobacco products. Several of these proposals have sought substantial increases on state and federal excise taxes, as well as additional state taxes on tobacco products in particular. While the Company cannot predict whether the remaining tax proposals will become law, similar previous tax increases on such products have generally had a negative impact on the sales and results of operations of the Company. Additionally, numerous governmental entities are considering various regulations related to the sale of tobacco products which, if implemented, could adversely affect the sales and results of operations of the Company.

        The Company's environmental remediation exposure is related primarily to the clean up of contaminated soil caused by leaking underground gasoline storage tanks and underground piping systems. The Company is subject to additional regulatory matters including environmental capital commitments and environmental remediation, as further discussed in Note 11 of the Notes to Consolidated Financial Statements. The actual cost of remediating contaminated sites and removing tanks may be substantially lower or higher than the related accrued liabilities.

        World gasoline markets have historically been subject to periods of sudden and extreme volatility as a result of changing supply and demand conditions for crude oil and gasoline. The Company's liquidity and gross profits could be adversely affected in the future should such conditions occur, and such adverse effects could be significant.

        The Clinton Administration and many members of the Congress have proposed various legislative measures to change existing health care programs. Due to the labor intensive nature of the convenience store business, any legislation or regulation which increases the Company's labor costs could have a significant adverse effect on the results of operations of the Company. As a result of the significant amount of uncertainty surrounding any potential changes in health care programs, the Company is unable to predict the outcome of any of these proposals.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of National Convenience Stores Incorporated and Subsidiaries
Houston, Texas

        We have audited the accompanying consolidated balance sheets of National Convenience Stores Incorporated and subsidiaries (the "Company") as of June 30, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended June 30, 1994 and for the period from inception (March 1, 1993) to June 30, 1993 (Reorganized Company) and the eight months ended February 28, 1993 and the year ended June 30, 1992 (Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 9 to the consolidated financial statements, on February 25, 1993, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on March 8, 1993. Accordingly, the accompanying Reorganized Company financial statements have been prepared in conformity with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code," as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods.

        In our opinion, the Reorganized Company consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1994 and 1993, and the results of its operations and its cash flows for the year ended June 30, 1994 and for the period from inception (March 1, 1993) to June 30, 1993 in conformity with generally accepted accounting principles. Further, in our opinion, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the eight months ended February 28, 1993 and the year ended June 30, 1992 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Houston, Texas
August 9, 1994

National Convenience Stores Incorporated and Subsidiaries

CONSOLIDATED  STATEMENTS OF OPERATIONS
(amounts in thousands, except per share amounts)


                                                                    Reorganized  Company         |      Predecessor Company
                                                               ----------------------------------|-------------------------------
                                                                                  Period from    |
                                                                                   Inception     |   Eight Months
                                                                 YEAR ENDED     (March 1, 1993)  |      Ended          Year Ended
                                                                   JUNE 30,        to June 30,   |   February 28,        June 30,
                                                                    1994              1993       |       1993              1992
                                                               ----------------------------------|-------------------------------
                                                                                                 |
Sales ....................................................     $   880,524       $   297,985     |  $   580,867       $   958,519
Costs and Expenses:                                                                              |
    Cost of sales ........................................         658,845           222,639     |      429,019           728,322
    Operating expenses ...................................         169,947            54,193     |      108,326           205,516
    General and administrative expenses ..................          34,204            10,982     |       20,793            38,181
    Restructuring and other special charges (Note 10) ....            --                --       |        6,561           168,106
                                                               ----------------------------------|-------------------------------
                                                                   862,996           287,814     |      564,699         1,140,125
                                                               ----------------------------------|-------------------------------
                                                                                                 |
Operating Income (Loss) ..................................          17,528            10,171     |       16,168          (181,606)
                                                                                                 |
Other Income (Expense):                                                                          |
    Interest expense (Note 4) ............................         (10,598)           (3,241)    |       (1,547)          (11,475)
    Interest income ......................................           1,220               328     |           50               153
    Gain on sale of assets (Note 2) ......................           2,965              --       |         --                --
                                                               ----------------------------------|-------------------------------
                                                                                                 |
Earnings (Loss) Before Reorganization Expenses,                                                  |
    Fresh-Start Adjustments, Income Taxes and                                                    |
    Extraordinary Gain ...................................          11,115             7,258     |       14,671          (192,928)
Reorganization Expenses, net .............................            --                --       |        8,124             3,361
                                                               ----------------------------------|-------------------------------
                                                                                                 |
Earnings (Loss) Before Fresh-Start Adjustments,                                                  |
    Income Taxes and Extraordinary Gain ..................          11,115             7,258     |        6,547          (196,289)
Fresh-Start Adjustments (Note 9) .........................            --                --       |          382              --
                                                               ----------------------------------|-------------------------------
                                                                                                 |
Earnings (Loss) Before Income Taxes and                                                          |
    Extraordinary Gain ...................................          11,115             7,258     |        6,929          (196,289)
Income Tax Expense (Benefit) (Note 5) ....................           4,280             2,869     |          133           (10,851)
                                                               ----------------------------------|-------------------------------
                                                                                                 |
Earnings (Loss) Before Extraordinary Gain ................           6,835             4,389     |        6,796          (185,438)
Extraordinary Gain (Note 9) ..............................            --                --       |       61,493              --
                                                               ----------------------------------|-------------------------------
Net Earnings (Loss) ......................................     $     6,835       $     4,389     |  $    68,289       $  (185,438)
                                                               ==================================|===============================
                                                                                                 |
Earnings Per Share .......................................     $      1.07       $      0.68     |
                                                               =============================     |
Weighted Average Common and Common                                                               |
    Equivalent Shares Outstanding ........................           6,555             6,581     |
                                                               =============================     |

See Notes to Consolidated Financial Statements.

National Convenience Stores Incorporated and Subsidiaries

CONSOLIDATED BALANCE SHEETS
($ in thousands)

                                                                         June 30,
                                                               -------------------------------
                                                                 1994                  1993
                                                               -------------------------------
Assets
Current Assets:
    Cash and equivalents, $13,557 and $6,254 reserved ...      $ 41,142               $ 46,032
    Accounts receivable, net ............................         5,449                  4,474
    Inventories .........................................        39,626                 37,308
    Prepaid expenses ....................................         4,775                  2,697
                                                               -------------------------------
        Total Current Assets ............................        90,992                 90,511

Property and Equipment, net (Note 2) ....................       158,075                156,528
Reorganization Value in Excess of Amounts Allocable to
    Identifiable Assets, net (Note 9) ...................        34,542                 39,587
Deferred Tax Asset, net (Note 5) ........................         6,071                  6,065
Other Assets, net (Note 11) .............................         9,842                  5,737
                                                               -------------------------------
                                                               $299,522               $298,428
                                                               ===============================

Liabilities and Stockholders' Equity
Current Liabilities:
    Accounts payable and accrued expenses (Note 3) ......      $ 69,611               $ 68,395
    Current portion of long-term debt (Note 4) ..........        12,103                 10,373
                                                               -------------------------------
        Total Current Liabilities .......................        81,714                 78,768

Long-Term Debt (Note 4) .................................       106,976                131,559
Other Long-Term Liabilities (Notes 3 and 11) ............        36,084                 20,839

Commitments and Contingent Liabilities (Note 11) ........          --                     --

Stockholders' Equity (Note 6):
    Common Stock, par value $.01 per share; 50,000,000
      shares authorized; 6,050,069 and 6,000,000
      shares issued and outstanding .....................            61                     60
    Additional paid-in capital ..........................        63,463                 62,813
    Retained earnings ...................................        11,224                  4,389
                                                               -------------------------------
        Total Stockholders' Equity ......................        74,748                 67,262
                                                               -------------------------------
                                                               $299,522               $298,428
                                                               ===============================

See Notes to Consolidated Financial Statements.

National Convenience Stores Incorporated and Subsidiaries

CONSOLIDATED  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
($ in thousands)

                                                                               Additional      Retained
                                                     Preferred      Common       Paid-in       Earnings      Treasury      Notes
                                                       Stock         Stock       Capital       (Deficit)       Stock     Receivable
                                                    -------------------------------------------------------------------------------
PREDECESSOR COMPANY:
 Balance at June 30, 1991 ......................    $     245     $  10,000     $ 108,542     $  (9,793)    $ (15,729)    $ (23,167)

  Net loss .....................................                                               (185,438)
  Cash dividends on Series E
    Preferred Stock ............................                                                   (588)
  Conversion of 9% Debentures to
    Common Stock (100 shares) ..................                          1             2
                                                    -------------------------------------------------------------------------------
   Balance at June 30, 1992 ....................          245        10,001       108,544      (195,819)      (15,729)      (23,167)

   Net earnings for the eight months
     ended February 28, 1993 ...................                                                 68,289
   Cancellation of stock of
     predecessor company .......................         (245)      (10,001)     (108,544)      127,530        15,729        23,167
   Issuance of reorganized
     company Common Stock ......................                         60        62,813
                                                    -------------------------------------------------------------------------------
REORGANIZED COMPANY:
   Balance at February 28, 1993 ................         --              60        62,813          --            --            --
     Net earnings for the period
       from Inception (March 1, 1993)
       to June 30, 1993 ........................                                                  4,389
                                                    -------------------------------------------------------------------------------
   Balance at June 30, 1993 ....................         --              60        62,813         4,389          --            --

    Net earnings ...............................                                                  6,835
    Common Stock issued for exercise
      of stock options (50,000 shares) .........                          1           524
      Income tax benefit related to
      stock options ............................                                      125
    Common Stock issued for exercise
      of warrants (69 shares) ..................                                        1
                                                    -------------------------------------------------------------------------------
   Balance at June 30, 1994 ....................    $    --       $      61     $  63,463     $  11,224     $    --       $    --
                                                    ===============================================================================

See Notes to Consolidated Financial Statements

National Convenience Stores Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

                                                                  Reorganized  Company       |        Predecessor Company
                                                               ---------------------------   |     --------------------------
                                                                              Period from    |
                                                                               Inception     |     Eight Months
                                                               Year Ended   (March 1, 1993)  |        Ended        Year Ended
                                                                June 30,       to June 30,   |     February 28,     June 30,
                                                                  1994            1993       |        1993            1992
                                                               ---------------------------   |     --------------------------
                                                                                             |
Cash flows from operating activities:                                                        |
  Net earnings (loss) .......................................  $   6,835        $   4,389    |     $ 68,289        $(185,438)
  Adjustments to reconcile net earnings (loss)                                               |
    to net cash provided by operating activities:                                            |
     Depreciation and amortization ..........................     17,690            5,587    |       10,887           22,702
     Deferred income taxes ..................................      3,578            2,374    |         --            (11,271)
     Gain on sale of assets .................................     (2,965)            --      |         --               --
     Fresh-start adjustments ................................       --               --      |         (382)            --
     Extraordinary gain .....................................       --               --      |      (61,493)            --
     Restructuring and other special charges ................       --               --      |        6,561          168,106
  Changes in operating assets and liabilities, net                                           |
   of sales of stores:                                                                       |
     (Increase) decrease in accounts and notes                                               |
        receivable and prepaid expenses .....................     (2,549)            (111)   |          727               26
     (Increase) decrease in inventories .....................     (2,713)          (2,621)   |        5,691            6,052
     Increase (decrease) in accounts payable and                                             |
        accrued expenses ....................................      5,244           16,340    |         (396)          28,409
     Increase (decrease) in income taxes ....................        214             (397)   |           38              175
   Other, net ...............................................        (28)             495    |          157             (284)
                                                               ---------------------------   |     --------------------------
     Net cash provided by operating activities ..............     25,306           26,056    |       30,079           28,477
                                                               ---------------------------   |     --------------------------
Cash flows from investing activities:                                                        |
     Capital expenditures ...................................    (21,942)          (8,671)   |       (3,016)          (3,557)
     Proceeds from sale of assets ...........................     12,708            1,528    |        6,906            2,900
     Other, net .............................................     (2,102)            (962)   |       (1,194)            (748)
                                                               ---------------------------   |     --------------------------
     Net cash provided by (used in) investing activities ....    (11,336)          (8,105)   |        2,696           (1,405)
                                                               ---------------------------   |     --------------------------
Cash flows from financing activities:                                                        |
     Principal payments on long-term debt ...................    (19,120)          (3,658)   |         --             (5,192)
     Proceeds from exercise of warrants and options .........        526             --      |         --               --
     Debt issue costs .......................................       --               --      |         (181)          (2,629)
     Dividends paid .........................................       --               --      |         --               (882)
     Cash settlement of liabilities subject to compromise ...       (266)         (36,584)   |         --               --
     Other, net .............................................       --              3,005    |         --             (4,344)
                                                               ---------------------------   |     --------------------------
     Net cash used in financing activities ..................    (18,860)         (37,237)   |         (181)         (13,047)
                                                               ---------------------------   |     --------------------------
Net increase (decrease) in cash and equivalents .............     (4,890)         (19,286)   |       32,594           14,025
Cash and equivalents  -- beginning of period ................     46,032           65,318    |       32,724           18,699
                                                               ---------------------------   |     --------------------------
                      -- end of period ......................  $  41,142        $  46,032    |     $ 65,318        $  32,724
                                                               ==========================    |     =========================

See Notes to Consolidated Financial Statements.

National Convenience Stores Incorporated and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts expressed in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation - The consolidated financial statements include the accounts of National Convenience Stores Incorporated and its wholly-owned subsidiaries (the "Company") with all significant intercompany accounts and transactions eliminated in consolidation. Certain amounts in prior years have been reclassified to conform to the current year's presentation.

        Basis of Presentation - As more fully described in Note 9 below, on February 25, 1993, a court order was entered confirming the Company's Revised Fourth Amended and Restated Joint Plan of Reorganization (the "Plan of Reorganization") by the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the "Bankruptcy Court"). As a result, the Company adopted the recommended "fresh-start reporting" treatment for entities emerging from Chapter 11 bankruptcy reorganization, as set forth in the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). For accounting purposes, the inception date for the reorganized company is deemed to be March 1, 1993. Therefore, since March 1, 1993, the Company's consolidated financial statements have been prepared as if it is a new reporting entity (the reorganized company); the term "predecessor company" relates to the Company for all periods prior to March 1, 1993. Consequently, a vertical black line has been placed to separate post-emergence operations from those prior to March 1, 1993. Accordingly, the Consolidated Statements of Operations, Cash Flows and Stockholders' Equity (Deficit) for the periods from Inception (March 1, 1993) to June 30, 1993 and the year ended June 30, 1994 of the reorganized company are not comparable with those for the year ended June 30, 1992 and the eight months ended February 28, 1993 of the predecessor company.

        In connection with the adoption of SOP 90-7, the Company was also required to adopt the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") as of March 1, 1993 (see
Note 5).

        Consolidated Statements of Cash Flows Supplemental Disclosures - For purposes of this statement, short-term investments which have an initial maturity of three months or less are considered cash equivalents. "Net cash provided by operating activities" includes the following cash payments and receipts:

                                                                             Reorganized          |             Predecessor
                                                                               Company            |               Company
                                                                  ------------------------------- |  -------------------------------
                                                                                    Period from   |
                                                                                     Inception    |       Eight
                                                                     Year            (March 1,    |       Months              Year
                                                                    Ended             1993) to    |       Ended              Ended
                                                                   June 30,           June 30,    |    February 28,        June 30,
                                                                    1994                1993      |        1993               1992
                                                                  ------------------------------- |  -------------------------------
                                                                                                  |
Cash paid (received) for:                                                                         |
 Interest expense .......................................         $ 10,525           $  3,073     |      $     85          $ 13,545
 Interest income ........................................           (1,145)              (328)    |          --                --
 Income taxes, net                                                                                |
   of refunds ...........................................              446                396     |            93               259
 Reorganization items:                                                                            |
  Professional fees .....................................            2,537              3,085     |         4,908               475
  Interest income .......................................             --                 --       |          (639)             (196)
  Other .................................................             --                    6     |           182                93

        Reference is made to the analysis of the reorganized company's opening balance sheet at March 1, 1993 (see Note 9) for a complete description of the non-cash financing activities recorded upon emergence from Chapter 11 bankruptcy reorganization and the resultant adoption of fresh-start reporting.

        For the year ended June 30, 1992, non-cash investing and financing activities were composed of the exercise by certain officers and directors of the Company of their right to exchange $5.4 million of floating interest rate subordinated debentures for the related promissory notes held by the predecessor company. For financial reporting purposes, the promissory notes and debentures were considered to offset and, therefore, the exchange had no effect on the accompanying consolidated financial statements. In addition, $2,000 of the predecessor company's 9% Convertible Subordinated Debentures were converted into 100 shares of the predecessor company's common stock and draw downs of outstanding pre-petition irrevocable letters of credit amounting to $9.2 million were made primarily by the Company's insurance carriers for the payment of pre-petition insurance claims.

        Cash and Equivalents - The cash balance is comprised of cash and cash items in stores, in transit or in banks. The reserved cash balances at June 30, 1994 and 1993 of $13.6 million and $6.3 million, respectively, are composed of cash accumulated in trust accounts at the Company's option for the payment of payroll, sales and gasoline taxes and state lottery sales proceeds. Also included in the reserved cash bal-ance at June 30, 1994 is cash from the Circle K transaction that has been held in escrow pending substitution of collateral related matters, which is expected to be released by the end of the second quarter of fiscal 1995.

     Inventories - Merchandise inventories are stated at the lower of first-in, first-out cost or market, determined by the retail inventory method; gasoline inventories are stated at average cost.

     Property and Equipment - In accordance with SOP 90-7, property and equipment were restated at March 1, 1993 to approximate fair market value as of the Effective Date (see Note 9). Subsequent additions have been recorded at cost. Provision for depreciation and amortization is made on a straight-line basis over the estimated useful lives of the assets or the lease terms, if shorter. Maintenance and repairs are charged to expense as incurred, whereas renewals and betterments are capitalized.

     Reorganization Value in Excess of Amounts Allocable to Identifiable Assets-Reorganization Value in Excess of Amounts Allocable to Identifiable Assets ("Excess Reorganization Value") is being amortized on a straight-line basis over 20 years. Amortization in amounts of $1.5 million and $0.5 million were recorded for the year ended June 30, 1994 and the period from March 1, 1993 to June 30, 1993, respectively. In accordance with purchase accounting, any downward revaluations of the deferred tax asset valuation allowance (see Note 5) will result in a reassignment of a portion of Excess Reorganization Value to Deferred Tax Assets, net.

     Income Taxes - In connection with the adoption of fresh-start reporting, the Company adopted SFAS 109, as of March 1, 1993 (see Note 5). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by using enacted tax rates that are applicable to the future years in which deferred tax assets or liabilities are expected to be realized or settled. Under SFAS 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period in which the tax rate change was enacted. Income tax expense of the predecessor company was recorded pursuant to the provisions of Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes" ("SFAS 96").

     Earnings Per Share - Earnings per share have been computed by dividing the weighted average number of shares of Common Stock outstanding during the period, increased by the effect of common stock equivalents from stock options and warrants, when dilutive, into net earnings. Fully-diluted earnings per share are not shown as the difference is either immaterial or antidilutive in all periods presented.

     Earnings per share for the predecessor company are not presented since such disclosure is not meaningful as a result of the confirmation of the Plan of Reorganization.

     Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments. Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the financial statements at fair value consistent with the short-term maturity of these instruments.

     When considering the current interest rates and the terms of the Company's long-term debt instruments, management believes the fair value of its long-term debt to be approximately $9.0 million less than the carrying value due primarily to the favorable interest rates related to its long-term debt.



                                                                June 30,
                                                       -------------------------
                                                         1994             1993
                                                       -------------------------
Land .........................................         $ 40,470         $ 40,592
Buildings ....................................           37,713           40,109
Leasehold improvements .......................           20,059           17,472
Equipment and fixtures .......................           79,048           64,361
                                                       -------------------------
                                                        177,290          162,534

  Less accumulated depreciation ..............           19,215            6,006
                                                       -------------------------
                                                       $158,075         $156,528
                                                       =========================

     The annual provision for depreciation has been computed principally in accordance with the following rates and ranges of rates applied on the straight-line method: Buildings, 4%; Leasehold improvements, 7%-10%; Equipment and fixtures, 11%-17%.

     On April 29, 1994, the Company completed the transaction whereby the Company, (i) exchanged its 53 operating convenience stores in Southern California, together with related inventories and equipment, for 88 operating convenience stores of The Circle K Corporation in the Dallas/Fort Worth and Houston, Texas areas, together with related inventories and equipment and,
(ii) sold its 27 operating convenience stores in Atlanta, Georgia, together with related inventories and equipment, for cash consideration of $9,150,000. The Company recorded a pretax gain of $3.0 million in conjunction with this transaction.

     On July 10, 1992, the Company consummated the sale of 21 operating convenience stores together with related inventories and equipment located in and around the San Francisco Bay area to The Customer Company and its affiliated California general partnership for $3.1 million. The Bankruptcy Court approved the sale of such properties on July 1, 1992. Pursuant to the Company's then existing debtor-in-possession financing agreement, the proceeds were held in escrow pending completion of the Chapter 11 bankruptcy reorganization. Upon confirmation of the Plan of Reorganization, the proceeds were used to pay down the Company's bank debt. The resultant loss was previously provided for in the restructuring charge recorded in December 1991.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                  June 30,
                                                           ---------------------
                                                             1994          1993
                                                           ---------------------
Accounts payable ...................................       $32,343       $26,205
Accrued sales and property taxes ...................        11,126         9,991
Accrued insurance ..................................         6,915         9,828
Accrued salaries and wages .........................         3,907         4,573
Accrued reorganization professional fees ...........         4,019         9,813
Accrued environmental remediation ..................         3,660         2,288
Other accrued expenses .............................         7,641         5,697
                                                           ---------------------
                                                           $69,611       $68,395
                                                           =====================

     At June 30, 1994, the Company's insurance liability totalled approximately $17.5 million of which $6.9 million is included in accrued liabilities as noted above with the remaining $10.6 million included in Other Long-Term Liabilities. Also, at June 30, 1994 and 1993 the environmental remediation liability totalled $21.8 million and $18.2 million, respectively, of which $3.7 million and $2.3 million, respectively, are included in accrued liabilities as noted above. The remaining balances are included in Other Long-Term Liabilities (see Note 11).

4.  DEBT

     As of June 30, 1994 and 1993, long-term debt consisted of the following:

                                                                 June 30,
                                                         -----------------------
                                                           1994           1993
                                                         -----------------------
Term Loan, due 2000 ..............................       $ 53,578       $ 67,957
Revolving Credit Agreement .......................           --             --
Letter of Credit Agreement, due 2000 .............           --            3,988
Mortgage notes on real estate, due 2003 ..........         59,586         62,271
Other notes payable, due through 2000 ............          5,915          7,716
                                                         -----------------------
                                                          119,079        141,932
     Less amounts due within one year ............         12,103         10,373
                                                         -----------------------
                                                         $106,976       $131,559
                                                         =======================

     Term Loan - On March 9, 1993, the Company entered into a term loan agreement (the "Term Loan") with NationsBank of Texas, N. A., as agent (the "Lender") whereby all of the outstanding balances of the Company's pre-petition credit facilities, including the Employee Stock Ownership Plan, the revolving credit facility, as well as drawn and undrawn letters of credit, were combined into the Term Loan for a total of $70.9 million. At June 30, 1994, 85% of the Term Loan, excluding the portion attributable to undrawn letters of credit, bears interest at a fixed rate of 7.39%, with the remainder bearing interest, at the Company's option, of 1% above the prime rate of the Lender, various margins above the United States Treasury Securities rate or Eurodollar rates. The Company is required to make scheduled quarterly principal payments in ascending amounts with a final payment of $1.3 million on March 31, 2000. Principal payments attributable to undrawn letters of credit will be held in an interest-bearing cash collateral account until such time as the letters of credit are drawn; should the letters of credit expire before being drawn, any excess cash held in the cash collateral account will be refunded to the Company.

     The Term Loan, along with the Revolving Credit Agreement and Letter of Credit Agreement discussed below, are secured by substantially all assets of the Company, its subsidiaries and the subsidiaries' stock. The Term Loan contains limitations customarily found in such agreements on the incurrence of additional debt, the execution of sale and leaseback transactions, investments, any consolidation or merger of the Company, treasury stock purchases and the payment of cash dividends. The Term Loan limits capital expenditures and environmental remediation expenses to specified amounts over de-fined periods during the period of the Term Loan. The Term Loan establishes requirements as to the maintenance of certain financial ratios and coverage tests relating to working capital, indebtedness, net worth and cash flow, which must be satisfied quarterly. The Company is required to reduce its aggregate borrowing capacity under the Term Loan with the net cash proceeds from the sale of assets.

     Below is a table illustrating primary financial ratios and coverage tests ("Covenants") as of June 30, 1994 associated with the Company's long-term bank debt instruments.

Covenant (as defined)                                Required          Actual
- - ------------------------------------------------------------------------------
Current Ratio (minimum) ......................            90%             111%
Total Borrowed Funds to Consolidated
     Net Worth (maximum) .....................           418%             327%
Total Liabilities to Consolidated
     Net Worth (maximum) .....................           360%             301%
Consolidated Net Worth (minimum) .............       $61,400          $74,748
Interest Coverage Ratio (minimum) ............           230%             332%
Consolidated Fixed Charge
     Coverage Ratio (minimum) ................           107%             129%
EBITDA (minimum) .............................       $27,300          $35,218
Capital Expenditures (maximum) ...............       $25,000          $23,266

     Covenants noted above are computed as defined per the Company's long-term bank debt instrument agreements. At June 30, 1994, the Company was in compliance with such Covenants.

     Revolving Credit Agreement - On March 9, 1993 the Company entered into a revolving credit facility (the "Revolving Credit Agreement") with the Lender, as agent, to provide financing for general corporate purposes. The Revolving Credit Agreement replaced the Company's previous $8.0 million "debtor-in-possession" facility. The Revolving Credit Agreement provides for the borrowing and/or issuance of letters of credit in the aggregate of up to $8.0 million, increasing to $11.0 million during the period from November 1 through May 1 of each year. The Revolving Credit Agreement requires that, during each fiscal year, the Company pay off all outstanding cash borrowings thereunder for a period of 30 consecutive days. The Company had no borrowings under this facility during fiscal 1994. Letter of credit issuances cannot exceed $8.0 million and cash borrowings are limited to the commitment limit less letters of credit outstanding. Cash borrowings under the Revolving Credit Agreement bear interest at 1% above the prime rate of the Lender. Any remaining outstanding principal balance becomes due and payable on September 30, 1995. The Revolving Credit Agreement contains provisions similar to the Term Loan with respect to collateralization, reduction of outstanding loan balances with asset sales proceeds, limitations of Company actions and the maintenance of certain financial ratios and coverage tests.

     Letter of Credit Agreement - On March 9, 1993 the Company entered into a Letter of Credit Agreement (the "Letter of Credit Agreement") with Bank of America National Trust and Savings Association ("Bank of America") which provided for the repayment of $4.2 million of pre-petition letters of credit which were undrawn as of the Effective Date. During the fiscal year 1994, a bankruptcy proof of claim was settled thereby reducing the then outstanding letter of credit balance to zero. At June 30, 1994, no amounts were outstanding under the Letter of Credit Agreement.

     Mortgage Notes on Real Estate - Mortgage notes payable bear interest at 9.5%, increasing to 11% in 2001 and 12% in 2002. The Company is required to make quarterly principal payments on the notes payable with the unpaid balances maturing on September 30, 2003.

     Aggregate maturities on long-term debt for the next five fiscal years are as follows:

                    June 30,
                     1995 ......................  $12,103
                     1996 ......................   11,691
                     1997 ......................   11,667
                     1998 ......................   12,651
                     1999 ......................   13,192

     Interest - Effective with the Petition Date, the Company recorded interest expense only for those pre-petition debt instruments which were fully secured and for all debtor-in-possession financing. As of the Effective Date, the Company has been recording interest expense as incurred.

5. INCOME TAXES

     Income tax expense (benefit) consists of:

                                                                    Reorganized Company       |        Predecessor Company
                                                              --------------------------------| ---------------------------------
                                                                               Period from    |
                                                                   YEAR         Inception     |   Eight Months          Year
                                                                  ENDED     (March 1, 1993) to|      Ended              Ended
                                                              JUNE 30, 1994    June 30,1993   | February 28, 1993   June 30, 1992
                                                              --------------------------------| ---------------------------------
                                                                                              |
Current:                                                                                      |
     Federal ...............................................  $    426            $    328    |    $   --             $   --
     State .................................................       276                 167    |         133                420
                                                              --------------------------------| ---------------------------------
                                                                   702                 495    |         133                420
     Deferred ..............................................     3,578               2,374    |        --              (11,271)
                                                              --------------------------------| ---------------------------------
                                                              $  4,280            $  2,869    |    $    133           $(10,851)
                                                              ================================| =================================
Deferred taxes result from:                                                                   |
  Book depreciation in excess of tax depreciation ..........  $ (4,934)           $   (868)   |    $ (1,736)          $ (1,965)
     Insurance payments in excess of (less than)                                              |
          accrued amounts ..................................      (101)                169    |         337              4,719
     Excess of tax over book losses (gains)                                                   |
          on sales of assets ...............................    (1,598)                138    |         276              3,317
     Excess of tax over book provisions for soil                                              |
          remediation and closed stores ....................       162                 190    |         381                918
     Reorganization and restructuring charges providing                                       |
          current expense (benefit) ........................       428               1,678    |         115            (18,360)
     Tax benefit of net operating loss                                                        |
          carryforwards ....................................     9,194               1,295    |        --                 --
     Other, net ............................................       427                (228)   |         627                100
                                                              --------------------------------| ---------------------------------
                                                              $  3,578            $  2,374    |    $   --             $(11,271)
                                                              ================================| =================================

     A reconciliation of the Company's effective tax rate with the statutory federal income tax rate is as follows:

                                                                    Reorganized Company               Predecessor Company
                                                              --------------------------------| ---------------------------------
                                                                               Period from    |
                                                                   YEAR         Inception     |   Eight Months          Year
                                                                  ENDED     (March 1, 1993) to|      Ended              Ended
                                                              JUNE 30, 1994    June 30,1993   | February 28, 1993   June 30, 1992
                                                              --------------------------------| ---------------------------------
                                                                                              |
Method of accounting .....................................    SFAS 109            SFAS 109    |    SFAS 96            SFAS 96
                                                                                              |
Income tax expense (benefit) at statutory rate ...........     35.0%               34.0%      |     34.0%             (34.0)%
Amortization of Excess Reorganization Value ..............      5.2                 2.5       |      --                 --
Targeted jobs tax credit .................................     (2.8)                --        |      --                 (.3)
Net operating loss carryforwards .........................      --                  --        |    (34.0)               --
Reorganization and restructuring charges                                                      |
     not providing current tax benefit ...................      --                  --        |      --                28.8
State income taxes, net ..................................      3.0                 3.0       |      1.9                --
Increase in net deferred tax asset resulting                                                  |
     from increase in federal income tax rate ............     (2.1)                --        |      --                 --
Other, net ...............................................       .2                 --        |      --                 --
                                                              --------------------------------| ---------------------------------
                                                               38.5%               39.5%      |      1.9%              (5.5)%
                                                              ================================| =================================

        In connection with the adoption of fresh-start reporting, the Company adopted SFAS 109, as of March 1, 1993 (see Note 1). The effective income tax rate of the reorganized company for the fiscal year ended June 30, 1994 and the period from Inception (March 1, 1993) to June 30, 1993 differs from the federal statutory rate primarily because of state income taxes and the inability to deduct for tax purposes the amortization of Excess Reorganization Value, offset in fiscal 1994 by targeted jobs tax credits and the cumulative increase in the net deferred tax asset resulting from an increase in the statutory federal tax rate. Income tax expense for the predecessor company was recorded pursuant to the provisions of SFAS 96. SFAS 96 uses an asset and liability approach similar to SFAS 109. However, under SFAS 96, consideration of future events, other than the reversal of temporary differences, is not permitted. For the eight months ended February 28, 1993, the predecessor company incurred a federal net operating loss and therefore, income tax expense was comprised solely of state income taxes. In fiscal 1992 the tax benefit of the net operating losses was recorded only to the extent the benefit could be offset against existing deferred income taxes payable.

        Significant components of the Company's net deferred tax asset as of June 30, 1994 and 1993, were as follows:

                                                                June 30,
                                                         ----------------------
                                                           1994          1993
                                                         ----------------------
Deferred tax assets:
     Accruals and provisions not
          currently deductible .....................     $ 23,646      $ 23,354
     Interest and other expenses previously
          expensed for book purposes ...............        1,479         3,935
     Operating loss carryforwards ..................       10,327        18,530
     Tax credit carryforwards ......................        7,974         6,898
     Other .........................................          975           888
                                                         ----------------------
                                                           44,401        53,605
                                                         ----------------------
Deferred tax liabilities:
     Tax over book depreciation ....................      (13,139)      (17,597)
     Differences between book and tax
          basis of property ........................      (13,563)      (14,784)
     Other .........................................         (124)         (121)
                                                         ----------------------
                                                          (26,826)      (32,502)
Deferred tax asset valuation allowance .............      (11,504)      (15,038)
                                                         ----------------------
     Net deferred tax asset ........................     $  6,071      $  6,065
                                                         ======================

        The deferred tax asset valuation allowance decreased by $3.5 million during fiscal 1994 and by $5.6 million during the period from Inception (March 1, 1993) to June 30, 1993. The decrease in the valuation allowance was recorded as a reduction of the Excess Reorganization Value. The remaining valuation allowance is deemed appropriate by management in view of the expiration date of the net operating losses and credits and the amount of future taxable income necessary to utilize such losses and credits. If the full value of the deferred tax assets were to be realized in future years, Excess Reorganization Value would be further reduced by $11.5 million.

        On March 15, 1994, the Company filed its federal income tax return for the year ended June 30, 1993, which reflected net operating loss carryforwards of $55.8 million plus tax credits of $7.1 million. The net operating losses expire in varying amounts in fiscal years 2003 to 2007 and the tax credits expire in fiscal years 2000 to 2009. These figures reflect the adjustments required by Section 382 of the Internal Revenue Code after an ownership change in the Company's stock. Section 382 will also require the Company to reduce the tax basis of its assets by approximately $40.0 million. An ownership change is defined as occurring when, during any three year period, the Company's 5% shareholders (as defined in the Internal Revenue Code) increase their ownership in the Company's stock by more than 50 percentage points. The Plan of Reorganization resulted in an ownership change since substantially all of the new stock was issued to the creditors of the Company.

        As of June 30, 1994, the net operating loss carryforward is estimated to have been reduced to $29.5 million as a result of the application of the losses to reduce taxable income for fiscal 1994. The Company expects the remaining net operating losses, tax credits and other tax attributes to be available to offset future income taxes, subject to applicable limits. However, should a second ownership change occur within two years of the first ownership change, all the remaining pre-confirmation net operating losses, tax credits and other tax attributes would be eliminated. The Plan of Reorganization provided for the Company's Restated Certificate of Incorporation dated March 9, 1993 to contain restrictions through June 30, 1996 on the transfer of stock to the reorganized company's 5% stockholders (as defined in the Plan of Reorganization) or those that would become 5% stockholders as a result of the purported transfer.

        In the opinion of management, adequate provision has been made for income taxes and any adjustments which have been or may be necessary will not material affect the4 Company's financial position.

6. CAPITAL STOCK

        Capital Stock - The Plan of Reorganization provided for the filing by the Company of its Restated Certificate of Incorporation which authorized the issuance of 50,000,000 shares of Common Stock, $.01 par value ("the Common Stock"), and 1,000,000 shares of preferred stock. Pursuant to the terms of the Plan of Reorganization, the Company issued 6,000,000 shares of its new Common Stock. No shares of preferred stock have been issued. The Common Stock is traded on the Nasdaq National Market under the symbol "NCSI". The Restated Certificate of Incorporation provides restrictions with respect to the trading of Common Stock to or from persons or entities (i) who directly or indirectly own 5% or more of the value of Common Stock or (ii) who would directly or indirectly own 5% or more of the value of Common Stock after giving effect to the proposed transfer. The restriction expires on June 30, 1996, and serves as a means of preserving the benefits of the pre-confirmation tax attributes of the Company (see Note 5). As of June 30, 1994, the Company had 6,050,069 shares of Common Stock outstanding.

        Warrants to Purchase Common Stock - The Plan of Reorganization provided for the issuance of 1,350,000 Warrants to Purchase Common Stock (the "Warrants") pursuant to the terms of a Warrant Agreement dated March 9, 1993. Each Warrant provides the holder thereof with the right to purchase an equal number of shares of Common Stock at an exercise price of $17.75 per share. The Warrant Agreement has a term of five years and Warrants not exercised prior to March 9, 1998 shall automatically become void and no longer outstanding. The Warrants are publicly traded on the Nasdaq National Market under the symbol "NCSIW". During fiscal year 1994, 69 warrants were exercised at a price of $17.75, resulting in 1,349,931 Warrants outstanding at June 30, 1994.

        1993 Non-Qualified Stock Option Plan - The Plan of Reorganization provided for the adoption on March 9, 1993 of the 1993 Non-Qualified Stock Option Plan (the "Option Plan"). Under the Option Plan, 900,000 shares of Common Stock are reserved for awards to be granted to certain key management employees and directors in order to encourage participants to acquire proprietary interests in the Company. The Option Plan provides for the original issuance of Reorganization Options, as defined, with a stated exercise price of $10.50 per share; any cancelled Reorganization Options may be subsequently reissued as Additional Options, as defined, at a stated exercise price equal to the fair market value of the Common Stock on the date of grant. All options expire ten years from the date of the grant and are exercisable commencing one year from the date of grant on a cumulative basis at the rate of 33 1/3% per year. The following summarizes the stock option transactions:


Caption>
                                                                       Option
                                                      Number of        Prices
                                                       Shares         Per Share
                                                      --------------------------
Original grant on March 9, 1993 ....................     885              $10.50
     Cancelled .....................................     (30)              10.50
     Exercised .....................................    --
                                                        ----
Options outstanding at
  June 30, 1993 ....................................     855              $10.50
     Granted .......................................      30               15.75
     Cancelled .....................................     (50)              10.50
     Exercised .....................................     (50)              10.50
                                                        ----
Options outstanding at
  June 30, 1994 ....................................     785        $10.50-15.75
                                                        ====
Exercisable at June 30, 1994 .......................     190              $10.50
                                                        ====

7. LEASE ARRANGEMENTS

        The Company leases a majority of its convenience stores and support facilities, its corporate headquarters and certain equipment under operating lease agreements. Generally, these leases have initial terms of ten to twenty years, with one to three renewal options for additional five-year periods. It is expected that these leases will be renewed or replaced with similar leases. Some of the leases provide for additional rentals based upon a percentage of sales, and many provide for the payment of real estate taxes, insurance and maintenance expenses. Some of these leases also have escalation clauses. The Company has no significant capital leases.

        Future non-cancelable minimum rental commitments for operating leases with an initial or remaining term of more than one year as of June 30, 1994, are:

               Year Ending June 30,
               1995 ................................   $ 19,432
               1996 ................................     18,219
               1997 ................................     17,301
               1998 ................................     16,481
               1999 ................................     15,424
               Thereafter ..........................     21,722
                                                       --------
                    Total minimum lease payments ...   $108,579
                                                       ========

        The above commitments have not been reduced by $2.4 million of future rental income under non-cancelable subleases.

Rent expenses under operating leases were:

                                      Reorganized       |     Predecessor
                                        Company         |        Company
                                ----------------------- |-----------------------
                                            Period from |
                                             Inception  |   Eight
                                 Year        (March 1,  |   Months        Year
                                 Ended       1993) to   |   Ended        Ended
                                June 30,     June 30,   |February 28,   June 30,
                                  1994         1993     |    1993         1992
                                ----------------------- |-----------------------
                                                        |
Minimum rentals ............    $ 22,177     $  7,490   |  $ 15,437     $ 30,401
Percentage rentals .........       1,115          327   |       660          906
Sublease rentals ...........      (1,503)        (470)  |    (1,044)      (2,662)
                                ----------------------- |-----------------------
                                $ 21,789     $  7,347   |  $ 15,053     $ 28,645
                                ======================= |=======================

8. BENEFIT PLANS

        The Company has a profit sharing plan available to substantially all employees. The plan allows participants to contribute to the plan on a before-tax basis pursuant to Section 401(k) of the Internal Revenue Code. Since fiscal 1987, the Company matched 25% of such contributions up to 6% of the employees' compensation. The Company suspended the matching contributions effective as of October 1, 1991. Effective on July 1, 1993, the Company resumed matching contributions at a level equal to 100% of the employees' before-tax contributions, up to 3% of compensation. In addition to the matching contributions, in fiscal 1994 the Company made a special $1.5 million contribution to the plan, to be allocated to all eligible employees using a formula based on tenure and compensation. Contributions to the plan were $2,540,000 in fiscal 1994, $0 in fiscal 1993 and $32,000 in fiscal 1992.

        Prior to the Petition Date, the Company's matching contributions were invested primarily in the predecessor company's common stock. Effective in July of 1993, employees were given the option of investing company contributions in a number of different investment funds, including a company stock fund. As of the Effective Date of the Plan of Reorganization, the Profit Sharing Plan owned approximately 568,000 shares of the predecessor company's common stock. Pursuant to the Plan of Reorganization, these shares were exchanged for 2,127 shares of newly issued Common Stock, and 3,545 Warrants. As of June 30, 1994 the Profit Sharing Plan owned 9,127 shares of Company Common Stock and 3,545 Warrants.

        On March 31, 1994, the Company adopted two non-qualified retirement plans for (i) certain officers and other key employees, and (ii) directors. The plan covering key employees provides benefit payments based on years of service and the employees' average earnings over the last five years. The plan covering directors provides benefit payments based on years of service and the annual retainer fees paid to the director. The Company has established two irrevocable trusts to hold and invest assets to be used for the payment of benefits under the plans. Such assets, totalling $175,000 at June 30, 1994, are considered general assets of the Company. Charges to expense and funding amounts are based upon amounts computed by independent actuaries. The Company made contributions and recorded corresponding expenses totalling $175,000 in fiscal 1994. Also, an additional liability of $2,067,000 and an intangible asset of equal amount were recorded on the balance sheet at June 30, 1994.

        Net pension cost in fiscal 1994 for the two plans included the following components:

Service cost - benefits earned during the period ..................     $    52
Interest cost on projected benefit obligation .....................          69
Amortization of unrecognized past service cost ....................          54
                                                                        -------
Net pension cost ..................................................        $175
                                                                        =======
Actuarial present value of accumulated benefit obligation:
   Vested .........................................................     $   590
   Nonvested ......................................................       1,652
                                                                        -------
Accumulated benefit obligation ....................................       2,242
Additional obligation related to projected salary increases .......       1,139
                                                                        -------
Total projected benefit obligation ................................       3,381
Plan assets at fair value .........................................           0
                                                                        -------
Projected benefit obligation in excess of
   fair value of assets ...........................................      (3,381)
Unrecognized prior service cost ...................................       3,206
Adjustment needed to recognize minimum liability ..................      (2,067)
                                                                        -------
Accrued pension liability .........................................     $(2,242)
                                                                        =======

        Actuarial amounts were determined using an assumed discount rate of 8%, a rate of increase in future compensation levels of 5% and an expected long-term rate of return on plan assets of 8%.

9. CHAPTER 11 BANKRUPTCY REORGANIZATION

     Chapter 11 Bankruptcy Filing - On December 9, 1991 (the "Petition
Date"), the Company and substantially all of its wholly-owned active subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court. Subsequent to the Petition Date, the Company operated its business as a debtor-in-possession under the supervision of the Bankruptcy Court. As of the Petition Date, actions to collect pre-petition indebtedness were stayed and other contractual obligations could not be enforced against the Company. In addition, under the Bankruptcy Code, the Company could reject leases and executory contracts. Parties affected by these rejections could file claims with the Bankruptcy Court in accordance with the reorganization process. Substantially all liabilities as of the Petition Date were subject to settlement under a plan of reorganization to be voted upon by the creditors and approved by the Bankruptcy Court.

     Plan of Reorganization - As a result of extensive negotiations held in December 1992, the Company reached a compromise agreement with representatives of all of its major creditor constituencies, as well as two of the predecessor company's largest common stockholders. This compromise agreement was then incorporated into and became the Plan of Reorganization. Subsequently, on January 6, 1993, a supplemental disclosure statement, along with a ballot, was sent to all members of each class of creditors and equity interest holders entitled to vote for acceptance or rejection of the Plan of Reorganization. As of February 16, 1993, all such classes of creditors and equity interest holders entitled to vote had accepted the Plan of Reorganization by the requisite number. Consequently, on February 24, 1993, the Bankruptcy Court commenced a hearing that resulted in the entering of a court order confirming the Plan of Reorganization on February 25, 1993. The Plan of Reorganization subsequently became effective March 9, 1993 (the "Effective Date").

     The Plan of Reorganization was designed to repay all priority creditors in full on the Effective Date or thereafter as provided in the Plan of Reorganization and to repay secured creditors in full over time with interest. Allowed unsecured claims totalling approximately $137.5 million were cancelled in exchange for $9.3 million of cash, $1.0 million of new indebtedness and 5.91 million shares of newly issued Common Stock, par value $.01 per share, of the reorganized company. All existing Series E Preferred Stock and existing common stock of the predecessor company were exchanged for an aggregate distribution of 90,000 shares of the newly issued Common Stock of the reorganized company. Consequently, a total of 6.0 million shares of newly issued Common Stock of the reorganized company were issued under the Plan of Reorganization. In addition, warrants to purchase up to an additional aggregate 1.35 million shares of newly issued Common Stock at $17.75 per share were distributed to the holders of the predecessor company's two publicly-held subordinated debenture series, the Series E Preferred Stock and the old common stock. All alleged seniority rights arising under the indentures relating to the publicly-held subordinated debentures were deemed satisfied and cancelled as of the Effective Date. In addition, the Plan of Reorganization authorized the issuance of stock options to purchase up to 900,000 shares of Common Stock of the reorganized company to certain key employees and directors at $10.50 per share (see Note 6).

     Fresh-start Reporting - In accounting for the effects of the reorganization, the Company has adopted the fresh-start reporting provisions of SOP 90-7 and reflected the effects of such adoption in the financial statements beginning March 1, 1993. SOP 90-7 is applicable because the pre-reorganization shareholders received less than 50% of the reorganized company's newly issued Common Stock and the enterprise value of the assets of the reorganized company is less than the total of all pre-petition allowed claims and post-petition liabilities.

     In adopting fresh-start reporting, the Company, with the assistance of its financial advisors, was required to determine its enterprise value, which represents the fair market value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization. The term enterprise value is synonymous with the term reorganization value as defined by SOP 90-7. After extensive negotiations between the Company and its various creditor constituencies, the Company's enterprise value was determined to be within a group of ranges that centered around a point estimate of $210.0 million. The enterprise value of the Company was determined by consideration of several factors and reliance on various valuation methods, including discounted future cash flows, market comparables and price/earnings ratios. All of the valuations depended in large part upon the Company's projected future operating results and cash flows; such projections included assumptions as to anticipated sales and margins, marketing plans, operating expense levels and capital expenditure programs. Additional assumptions and methods utilized in the determination of the enterprise value included, (i) discount rates of 11% to 14%, (ii) statutory tax rates, (iii) five year cash flows projections and (iv) terminal value based upon industry comparable multiples applied to the discounted value of its post-estimated 1998 earnings and cash flows.

        The adjustments to reflect the adoption of fresh-start reporting, including the adjustments to record assets and liabilities at their fair market values and to reflect the adoption of SFAS 109, have been reflected in the accompanying consolidated financial statements as of February 28, 1993, as Fresh-Start Adjustments. In addition, the reorganized company's opening balance sheet was further adjusted to eliminate existing equity and to reflect the aforementioned $210.0 million enterprise value, which includes the establishment of Excess Reorganization Value. Accordingly, a vertical black line is shown in the consolidated financial statements to separate post-emergence operations from those prior to March 1, 1993, since they have not been prepared on a comparable basis.

        The effect of the Plan of Reorganization and fresh-start reporting on the reorganized company's unaudited opening consolidated balance sheet as of March 1, 1993 is as follows:

                                                         Pre Fresh-Start     Extra-                                 Post Fresh-Start
                                                          Balance Sheet     ordinary      Fresh-Start                 Balance Sheet
                                                        February 28, 1993   Gain (a)    Adjustments (b)    Other (c)  March 1, 1993
                                                        ----------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and equivalents ...........................       $  65,318            --            --          $--           $  65,318
     Accounts and notes receivable, net .............           4,333            --             (85)            --           4,248
     Inventories ....................................          34,779            --            (292)            --          34,487
     Prepaid expenses ...............................           4,521            --          (1,059)            --           3,462
                                                        ----------------------------------------------------------------------------
          Total Current Assets ......................         108,951            --          (1,436)            --         107,515
Property and Equipment, net .........................         156,389            --          (3,283)            --         153,106
Reorganization Value in Excess of Amounts
     Allocable to Identifiable Assets, net ..........            --              --            --             47,636        47,636
Deferred Tax Asset, net .............................            --              --           1,349             --           1,349
Other Assets, net ...................................          12,939            (450)       (3,282)            --           9,207
                                                        ----------------------------------------------------------------------------
                                                            $ 278,279       $    (450)    $  (6,652)       $  47,636     $ 318,813
                                                        ============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
     Accounts payable and accrued expenses ..........       $  44,097            --       $   8,238        $    --       $  52,335
     Pre-petition liabilities payable in cash .......            --            20,554           259             --          20,813
     Current portion of long-term debt (d) ..........          22,353           3,968          --               --          26,321
                                                        ----------------------------------------------------------------------------
          Total Current Liabilities .................          66,450          24,522         8,497             --          99,469

Liabilities Subject to Compromise ...................         293,817        (287,015)       (6,802)            --            --
Long-Term Debt ......................................            --           135,306          --               --         135,306
Other Liabilities and Deferred Revenue ..............          27,523           2,371        (8,729)            --          21,165

Commitments and Contingent Liabilities ..............            --              --            --               --            --

Stockholders' Equity (Deficit):
     Series E Preferred Stock .......................             245            --            --               (245)         --
     Common Stock, par value $.01 per share;
          50,000,000 shares authorized; 6,000,000
          shares issued and outstanding .............            --                60          --               --              60
     Common Stock, par value $.41 2/3 per share;
          50,000,000 shares authorized; 24,001,984
          shares issued .............................          10,001            --            --            (10,001)         --
     Additional paid-in capital .....................         108,544          62,813          --           (108,544)       62,813
     Retained earnings (deficit) ....................        (189,405)         61,493           382          127,530          --
                                                        ----------------------------------------------------------------------------
                                                              (70,615)        124,366           382            8,740        62,873
LESS:
     Treasury stock .................................          15,729            --            --            (15,729)         --
     Note receivable ................................          23,167            --            --            (23,167)         --
                                                        ----------------------------------------------------------------------------
          Total Stockholders' Equity (Deficit) ......        (109,511)        124,366           382           47,636        62,873
                                                        ----------------------------------------------------------------------------
                                                            $ 278,279       $    (450)    $  (6,652)       $  47,636     $ 318,813
                                                        ============================================================================

(a) To record the settlement of liabilities subject to settlement under the Plan of Reorganization.

(b) To record the adjustments to state assets and liabilities at fair market value and to record the cumulative effect of adopting SFAS 109 as of March 1, 1993.

(c) To record the adjustments to cancel old equity, to zero out the retained deficit and to adjust assets to reflect the $210.0 million enterprise value.

(d) Includes $16.0 million payable to secured debt holders on the Effective
    Date.

        The following unaudited Consolidated Pro Forma Statement of Operations reflects the financial results of the Company as if the Plan of Reorganization and change in accounting principle had been effective July 1, 1992:


                                                                                     Twelve Months Ended June 30, 1993
                                                                               ---------------------------------------------
                                                                               Historical     Adjustments         Pro Forma
                                                                               ---------------------------------------------
Sales ..............................................................           $ 878,852       $    --            $ 878,852

Costs and Expenses:
     Cost of sales .................................................             651,658            --              651,658
     Operating expenses ............................................             162,519           1,067 (a)        163,586
     General and administrative expenses ...........................              31,775            --               31,775
     Interest expense ..............................................               4,410           5,940 (b)         10,350
     Special charge ................................................               6,561            --                6,561
                                                                               ---------------------------------------------
                                                                                 856,923           7,007            863,930
                                                                               ---------------------------------------------
Earnings (Loss) Before Reorganization Expenses,
     Fresh-Start Adjustments, Income Taxes
     and Extraordinary Gain ........................................              21,929          (7,007)            14,922

Reorganization Expenses, net .......................................               8,124          (8,124)(b)           --
                                                                               ---------------------------------------------

Earnings Before Fresh-Start Adjustments,
     Income Taxes and Extraordinary Gain ...........................              13,805           1,117             14,922

Fresh-Start Adjustments ............................................                 382            (382)(b)           --
                                                                               ---------------------------------------------

Earnings Before Income Taxes
     and Extraordinary Gain ........................................              14,187             735             14,922

Income Tax Expense .................................................               3,002           3,102 (c)          6,104
                                                                               ---------------------------------------------

Earnings Before Extraordinary Gain .................................              11,185          (2,367)             8,818

Extraordinary Gain .................................................              61,493         (61,493)(b)           --
                                                                               ---------------------------------------------

Net Earnings (Loss) ................................................           $  72,678       $ (63,860)         $   8,818
                                                                               =============================================

Earnings per share(d) ..............................................                                              $    1.35
                                                                                                                ============

Weighted Average Common and Common
     Equivalent Shares Outstanding .................................                                                  6,855
                                                                                                                ============

(a) To record a full year's amortization of Excess Reorganization Value.

(b) To record interest expense on the debt incurred in connection with the Plan of Reorganization and to eliminate Reorganization Expenses, Fresh-Start Adjustments and the Extraordinary Gain.

(c) To record income tax expense as a result of adopting SFAS 109.

(d) Earnings per share is calculated based on Net Earnings, as adjusted to reflect decreased interest expense (net of tax) assuming conversion of stock options.

(e) Pro Forma Net Earnings and earnings per share are $12.9 million and $1.95, respectively when Special charge of $6.6 million, related to an increase in environmental remediation reserves is excluded.

        Extraordinary Gain - The Plan of Reorganization resulted in the discharge of an estimated $309.4 million of pre-petition claims against the Company through the distribution of $36.5 million in cash, $145.6 million of debt and the issuance of 6.0 million shares of new Common Stock and 1.35 million warrants to purchase Common Stock. The value of the cash, debt instruments and securities distributed was $61.5 million less than the claims and the resultant gain was recorded as an extraordinary gain.

10. RESTRUCTURING AND OTHER SPECIAL CHARGES

        During the second quarter of fiscal year 1992, management of the Company performed a comprehensive strategic review of company and store operations which resulted in the recording of Restructuring and Other Special Charges of $168.1 million in December 1991. The charges are summarized as follows:

Restructuring Charges:
Write-off of net book value of closed stores
     and rejected leases and record liabilities for
     anticipated market divestitures and
     nonperforming leaseholds ...................................       $ 44,438
Write-down of nonoperating properties
     to fair market value .......................................         12,602
Write-off of net book value of goodwill .........................         21,357
Write-off of net book value of debt issue
     costs and other deferred charges ...........................          9,435
Other write-offs ................................................         13,201
                                                                        --------
          Total Restructuring Charges ...........................        101,033
                                                                        --------
Other Special Charges:
     Increase in insurance liabilities ..........................         46,632
     Increase in environmental remediation
          liabilities ...........................................         12,822
     Other ......................................................          7,619
                                                                        --------
          Total Other Special Charges ...........................         67,073
                                                                        --------
               Total ............................................       $168,106
                                                                        ========

        Restructuring Charges - A strategic review of company and store operations performed by management resulted in the Company filing motions with the Bankruptcy Court to reject 188 leases covering stores already closed as of the Petition Date. In addition, after the Petition Date, the Company closed or sold 267 stores (244 of which were leased). The Company's store closure and associated lease rejection programs were based on evaluations of individual stores, taking into consideration factors such as historical and projected cash flow, lease or ownership terms, age and condition of the property, the nature and amount of insurance claims, competition and the potential for future changes to any of the foregoing. In connection with the review, the Company wrote off the $16.2 million net book value of buildings and leasehold improvements for such rejected leases and closed stores and wrote down the related store equipment by $9.0 million to estimated salvage value. A liability of $10.2 million was also recorded to cover anticipated future lease settlement claims. In addition, the strategic review identified two geographical markets for probable divestiture and the Company recorded a liability of $9.0 million for the expected resultant loss. The Company subsequently sold the two identified geographical markets, San Francisco Bay area and Atlanta, Georgia on July 10, 1992 and April 29, 1994, respectively, at which time the liability was depleted.

        In order to reduce cash expenditures, the Company's new store development program was eliminated concurrent with the Chapter 11 filing. Consequently, the Company elected to write down its nonoperating properties (primarily undeveloped real estate) to current fair market value.

        Due to the significant losses recorded by the Company prior to the Petition Date, as well as the Chapter 11 filing itself, management of the Company concluded that the goodwill previously recorded had been permanently impaired and, therefore, it was written off.

        As a result of the decline in the Company's financial condition and the Chapter 11 filing, all debt previously classified as long-term became immediately due and payable under the terms of the related debt instruments. Consequently, the Company wrote off the debt issue costs of $4.9 million which were previously scheduled to be amortized over the remaining life of the associated loans. Similarly, management of the Company reviewed various other intangible assets and deferred charges and concluded that their value became permanently impaired as a result of the Chapter 11 filing.

        Other charges consist primarily of an allowance for doubtful accounts receivable of $3.9 million and a reserve of $5.0 million for expenses associated with the Company's Employee Stock Ownership Plan (the "ESOP"). As a result of the proposed termination of the ESOP, the Company eliminated the ESOP reserve as a Fresh-Start Adjustment (see Note 9). The Company has requested a ruling from the Internal Revenue Service regarding the tax consequences of the aformentioned proposed termination of the ESOP, but to date has not received such ruling.

     Other Special Charges - As a result of significant increases in adverse claims experience, as well as an increase in the frequency of the violence and severity of claims, management of the Company implemented a detailed study of the Company's insurance reserves which gave consideration to the nature and frequency of claims, as well as historical settlements. The loss development factors are actuarially-determined ratios devised to factor in the Company's prior history with similar claims, taking into account the age, nature, severity and frequency of such claims. Based upon this analysis, which was completed during the second quarter of fiscal 1992, the Company recorded a $46.6 million charge to increase its insurance liabilities.

     During the second quarter of fiscal 1992, the Company completed a comprehensive plan covering its underground storage tanks in light of the expected funding shortfalls in the various state reimbursement programs. As a result, the Company recorded an increase to liabilities for environmental remediation costs in the amount of $12.8 million in the second quarter of fiscal 1992. In connection with an updated environmental remediation cost analysis, the Company increased its liabilities for future environmental remediation and related tank removal costs by an additional $6.6 million in February 1993.

11. COMMITMENTS AND CONTINGENCIES

     The operation and ownership of underground gasoline storage tanks ("USTs") are subject to federal, state and local laws and regulations.

     The Environmental Protection Agency ("EPA") has issued regulations, including most recently the 1988 amendment to the Resource Conservation and Recovery Act, that establish requirements for (i) maintaining leak detection methods and equipment, (ii) upgrading USTs, (iii) taking corrective action in response to leaks, (iv) closing USTs to prevent future leaks, (v) keeping appropriate records and (vi) maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases. These regulations also empower states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards. In order to ensure compliance with the federal and state environmental laws, the Company has developed a comprehensive gasoline storage and dispensing plan. During fiscal 1993, the Company refined the plan such that presently its primary focus is on upgrading gasoline dispensing equipment in accordance with upcoming deadlines imposed by regulatory authorities and on providing for the clean-up of existing and future contaminated sites. The gasoline plan generally covers all properties owned by the Company and leases assumed pursuant to the terms of the Plan of Reorganization.

     Environmental Capital Commitments - To meet the minimum federal leak detection requirements, all product lines had to have line leak detectors installed as of December 22, 1990, and as of December 22, 1993, the Company had adopted approved tank system leak detection methods on all owned or operated USTs. The Company chose, in most cases, to meet this requirement by utilizing annual tank testing with daily inventory reconciliation. The Company installed pressurized distribution piping with automatic line leak detectors as of December 22, 1990, in accordance with the regulations. Beginning in fiscal year 1995, the Company will adopt the Statistical Inventory Reconciliation Method ("SIR") for the detection of leaking tanks. This method involves statistical analysis of gasoline inventory changes to detect leaking USTs.

     The federal regulations require the Company to have installed spill/overfill and corrosion protection equipment by December 22, 1998. However, the State of Texas requires all USTs to be upgraded with the spill/overfill prevention equipment by December 22, 1994. The Company estimates that, as of June 30, 1994, 82% of its tanks have spill/overfill prevention equipment installed. The Company's 1995 capital budget contains the necessary funds to upgrade the remaining tanks with spill/overfill prevention equipment and, consequently, the Company anticipates it will be in compliance with the December 22, 1994 deadline imposed by the State of Texas. The Company further estimates that 70% of its USTs are protected from corrosion either by installing fiberglass or steel fiberglass tanks or by upgrading existing steel tanks with cathodic protection. Management of the Company believes that the Company's long-range capital budget contains sufficient funds necessary to upgrade the remaining tanks prior to the December 22, 1998 deadline.

     In addition to the foregoing, the EPA has ranked the air quality in major cities in the United States based on the level of ozone measured. Two areas in which the Company currently conducts operations are considered to be ozone non-attainment areas: Houston and the Dallas/Fort Worth area. The Houston market is classified in the severe ozone non-attainment category while the Dallas/Fort Worth area is classified in the moderate ozone non-attainment category. Under rules promulgated by the EPA and the State of Texas, gasoline dispensing facilities in the two areas are required to have Stage II Vapor Recovery Equipment, by November 15, 1994, on all units except those that have not dispensed more than 10,000 gallons in any one month since January 1991.

        During fiscal 1994 and 1993, the Company spent $6.6 million and $4.4 million, respectively, on environmental capital equipment, including $6.1 million and $3.1 million, respectively, on Stage II Vapor Recovery Equipment. In order to ultimately comply with the aforementioned regulations by the deadlines described, the Company estimates it will have to spend approximately $11.8 million on additional equipment and installation through fiscal 1999, including $6.0 million for Stage II Vapor Recovery Equipment.

        Environmental Remediation Contingency - The majority of the Company's environmental remediation expenditures relate to the clean-up of contaminated soil caused by leaking underground gasoline storage tanks and underground piping systems. During the second quarter of fiscal year 1992 the Company completed a comprehensive plan covering its underground storage tanks in light of the expected funding shortfalls in the various state reimbursement programs. As a result, the Company recorded an increase to the environmental remediation liability of $16.8 million in the second quarter of fiscal year 1992. Not included in this liability is approximately $4.0 million of reimbursements from established state funds which the Company believes to be probable of recovery. In connection with an updated environmental remediation cost analysis the Company increased its liability for future environmental remediation and tank removal costs by an additional $6.6 million in February 1993. As of June 30, 1993, the remediation liability totalled $18.2 million, net of the aforementioned estimated $4.0 million of reimbursable costs. At June 30, 1994, the remediation reserve totalled $21.8 million which included a $4.0 million reclassification, recorded during the third quarter of fiscal year 1994, related to anticipated reimbursements for future expenditures from established state trust funds which the Company believes to be probable of recovery. Beginning with the third quarter of fiscal year 1994, this $4.0 million amount is also included as an other asset in the Company's balance sheet. The states in which the Company operates, or has previously operated, have established trust funds for the reimbursement of costs related to remediation activities. The actual cost of remediating contaminated sites and removing tanks may be substantially lower or higher than that reserved due to the difficulty in estimating such costs and due to potential changes in the status of regulation and state reimbursement programs. The Company does not believe that any such amount below or in excess of that accrued is reasonably estimable.

        Since 1988, the Company has spent approximately $11.4 million for remediation activities at sites the Company is operating or has previously operated. Approximately 43% of such costs qualify for reimbursement from the various trust funds and the Company has been reimbursed $3.7 million for such costs through June 30, 1994. According to published reports, the Texas Petroleum Storage Tank Reimbursement Fund was depleted during 1993 which has necessitated delaying payment on reimbursement applications. As of June 30, 1994, the Company had filed claims with the State of Texas for the reimbursement of $1.2 million for past expenditures. Such reimbursement is included in other assets. While the Company believes the reimbursements are collectible, the Company estimates it could be several years before reimbursement occurs.

        The Company is required by state regulations to maintain evidence of financial responsibility for taking corrective action on remediation activities. In order to be in compliance with these requirements, the Company has successfully established that it is self-insured, with verification by the Texas Natural Resource Conservation Commission.

        Litigation - The Company and its subsidiaries are parties to various legal proceedings in the ordinary course of business. Management does not expect that any of such proceedings will have a material adverse effect on the Company's financial position.

SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Quarterly Financial Data
($ in thousands, except per share data)

A summary of quarterly financial data follows:

                                                                                               Fiscal 1994
                                                                        ----------------------------------------------------------
                                                                                           Reorganized Company
                                                                        ----------------------------------------------------------
                                                                          1st Qtr         2nd Qtr         3rd Qtr          4th Qtr
                                                                        ----------------------------------------------------------
Sales .............................................................     $ 234,280       $ 213,722       $ 204,664        $ 227,858
Gross profit ......................................................        62,861          55,988          50,549           52,281
Net earnings (loss) (1) ...........................................         4,715           1,528          (1,527)           2,119
Earnings (loss) per share .........................................          0.73            0.24           (0.25)            0.33
Price range of Common Stock  --  High .............................         16.75           16.75           20.00            17.00
                             --   Low .............................         13.25           14.25           16.25            10.25


                                                                                                   Fiscal 1993
                                                                     -------------------------------------------------------------
                                                                            Predecessor Company               Reorganized Company
                                                                     -------------------------------------------------------------
                                                                      1st Qtr     2nd Qtr            3rd Qtr              4th Qtr
                                                                     -------------------------------------------------------------
                                                                                                        |     Period from
                                                                                            Two Months  |      Inception
                                                                                               Ended    |   (March 1, 1993)
                                                                                            February 28,|     to March 31,
                                                                                                1993    |        1993
                                                                     -----------------------------------|   -----------------------
                                                                                                        |
Sales ........................................................       $ 234,083   $ 215,956   $ 130,828  |     $  72,349   $ 225,636
Gross profit .................................................          61,849      54,954      35,045  |        18,665      56,681
Earnings (loss) before extraordinary gain ....................           8,471       2,549      (4,224) |         1,062       3,327
Net earnings (2) .............................................           8,471       2,549      57,269  |         1,062       3,327
Earnings per share ...........................................               *            *           * |          0.16        0.51
Price range of Common Stock --     High ......................               *            *           * |         16.13       16.75
                            --     Low .......................               *            *           * |         14.00       14.25

                                                                                               Fiscal 1992
                                                                        ----------------------------------------------------------
                                                                                            Predecessor Company
                                                                        ----------------------------------------------------------
                                                                          1st Qtr         2nd Qtr         3rd Qtr          4th Qtr
                                                                        ----------------------------------------------------------
Sales..............................................................     $266,790        $ 240,851       $212,132         $238,746
Gross profit ......................................................       66,189           58,418         48,212           57,378
Net earnings (loss) (3) ...........................................       (3,105)        (177,729)        (9,025)           4,421
Earnings per share ................................................            *                *              *                *
Price range of common stock .......................................            *                *              *                *


* Earnings per share and price range of common stock for the predecessor company are not presented because they are not meaningful as a result of the confirmation of the Plan of Reorganization.

(1) The fourth quarter of fiscal 1994 results include, (i) a $3.0 million ($1.8 million, or $0.28 per share, on an after-tax basis) gain recorded in conjunction with the Circle K transaction and (ii) consulting fees and other expenses of $1.6 million ($1.0 million, or $0.15 per share, on an after-tax basis) related to the program to enhance and redefine the Company's focus on customer service and effectiveness.

(2) The period ending February 28, 1993 results include a $61.5 million Extraordinary Gain as a result of the forgiveness of debt upon emergence from Chapter 11 bankruptcy reorganization in March 1993, a $6.6 million special charge related to an increase in environmental remediation reserves and a credit of $0.4 million for Fresh-Start Adjustments recorded upon the Company's emergence from Chapter 11 bankruptcy reorganization, which incorporate the effects of the adoption by the Company of Statement of Financial Accounting Standards No. 109.

(3) The second quarter of fiscal 1992 results include $168.1 million of Restructuring and Other Special Charges as a result of the Company's December 9, 1991 Chapter 11 filing and strategic review of operations.

The Common Stock of the reorganized company is traded on the Nasdaq National Market under the symbol "NCSI". There were approximately 1380 shareholders of record as of August 31, 1994. Shares held in "nominee" or "street" names are not included in this number.