Form 10-K/A, Exhibit 13
period 1994-06-30
NATIONAL CONVENIENCE STORES INC /DE/
filed 1995-09-18
CIK 314662

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


2. PROPERTY AND EQUIPMENT

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

Covenant (as defined)                                Required          Actual
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

        In the opinion of management, adequate provision has been made for income taxes and any adjustments which have been or may be necessary will not material affect the Company's financial position.

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
               Thereafter ..........................    121,722*
                                                       --------
                    Total minimum lease payments ...   $208,579*
                                                       ========

* Amended. The amounts for "Thereafter" and "Total minimum lease payments" have been amended from the previously reported amounts (in thousands) of $21,722 and $108,579 to correct for a mechanical data accumulation error.

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